     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2000


                                                      REGISTRATION NO. 333-30850
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                         EMBARCADERO TECHNOLOGIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                             511210                            68-0310015
 (State or other jurisdiction of       (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number)             Identification No.)

                         EMBARCADERO TECHNOLOGIES, INC.
                          425 MARKET STREET, SUITE 425
                            SAN FRANCISCO, CA 94105
                                 (415) 834-3131
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------
                                STEPHEN R. WONG
                                    CHAIRMAN
                         EMBARCADERO TECHNOLOGIES, INC.
                          425 MARKET STREET, SUITE 425
                            SAN FRANCISCO, CA 94105
                                 (415) 834-3131
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------
                                   COPIES TO:

                STEPHEN C. FERRUOLO                                   KENNETH J. BARONSKY
        HELLER EHRMAN WHITE & MCAULIFFE LLP                   MILBANK, TWEED, HADLEY & MCCLOY LLP
               4250 EXECUTIVE SQUARE                               601 SOUTH FIGUEROA STREET
                     7TH FLOOR                                             30TH FLOOR
             LA JOLLA, CALIFORNIA 92037                        LOS ANGELES, CALIFORNIA 90017-5741
            TELEPHONE: (858) 450-8400                             TELEPHONE: (213) 892-4000
            FACSIMILE: (858) 450-8499                             FACSIMILE: (213) 629-5063

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
    AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THIS REGISTRATION
                                   STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM
        TITLE OF SECURITIES                 AMOUNT TO             AGGREGATE OFFERING            AMOUNT OF
         TO BE REGISTERED                BE REGISTERED(1)              PRICE(2)            REGISTRATION FEE(3)
Common Stock, $0.001 par value.....         4,600,000                $55,200,000                $15,180.00

(1) Includes 600,000 shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated only for the purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3) Amount previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION -- APRIL 19, 2000

WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
PROSPECTUS
            , 2000

                                     [LOGO]
                        4,000,000 SHARES OF COMMON STOCK

----------------------------------------------------------------------

EMBARCADERO TECHNOLOGIES, INC.:         THE OFFERING:
-We provide software products that      - We are offering 4,000,000 shares of
  enable organizations to build and     our common stock.
  manage e-business applications and    - The underwriters have an option to
  their underlying databases.             purchase up to 600,000 additional
- Embarcadero Technologies, Inc.        shares from Embarcadero to cover
  425 Market Street, Suite 425          over-allotments.
  San Francisco, California 94105       - This is the initial public offering
  (415) 834-3131                        of our common stock. No public market
                                          currently exists for our shares. We
PROPOSED SYMBOL AND MARKET:               anticipate that the initial public
- EMBT/Nasdaq National Market             offering price will be between
                                          $11.00 and $13.00 per share.
                                        - We plan to use the net proceeds from
                                          this offering for working capital
                                          and other general corporate
                                          purposes.
                                        - Closing:             , 2000.

---------------------------------------------------------------------------------
                                                 Per Share               Total
---------------------------------------------------------------------------------
Public offering price:                           $                    $
Underwriting fees:
Proceeds to Embarcadero:
---------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE
                 U.S. BANCORP PIPER JAFFRAY
                                   WIT SOUNDVIEW
                                                                  DLJDIRECT INC.


                             [Inside Front Cover Graphics]

Header: Embarcadero Technologies Logo--do more now--Embarcadero software enables organizations to build and manage e-business software applications and their underlying databases.

Description:  Three panels of graphics depict the application and database support provided by Embarcadero products, as follows.

                       [Multiple Database Vendor Support Graphic]

Header: Databases from Multiple Vendors--Our software supports the design, development and administration of databases from multiple vendors.

Description:  Graphical illustration of four sets of linked databases, intended to to show capability of our product to support databases from multiple vendors.

                        [Critical Business Applications Graphic]

Header: Critical Business Applications--Our software enables organizations to build and manage e-business applications.

Description:  Graphical illustration of computer screen from our product,
              DBArtisan, intended to show ability of our products to build and manage e-business software applicationsand their underlying databases through a graphical interface.

                          [Scalable User Environment Graphic]

Header: Scalable User Environment--Our solution can be implemented to support the databases and applications of a single department or an entire enterprise.

Description:  Graphical illustration of variable-sized computers, intended to show ability of our products to support user environments of various sizes.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of the prospectus or any sale of the common stock.

                               TABLE OF CONTENTS

                                      Page
Prospectus Summary................      4
Risk Factors......................      8
Special Note Regarding Forward-
  Looking Statements..............     14
Use of Proceeds...................     14
Dividend Policy...................     15
Corporate Information.............     15
Capitalization....................     16
Dilution..........................     17
Selected Financial Data...........     18
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.......     19

Business..........................     27
                                      Page
Management........................     39
Related Party Transactions........     47
Principal Stockholders............     49
Description of Capital Stock......     50
Shares Eligible for Future Sale...     52
Underwriting......................     54
Legal Matters.....................     57
Experts...........................     57
Change in Accountants.............     57
Additional Information............     58
Index to Financial Statements.....    F-1

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING EMBARCADERO AND THE COMMON STOCK BEING SOLD IN THIS OFFERING IN OUR FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

                         EMBARCADERO TECHNOLOGIES, INC.

    We provide software products that enable organizations to build and manage e-business applications and their underlying databases. Our suite of products allows customers to manage the database life cycle, which is the process of creating, deploying and enhancing databases in response to evolving business and software application requirements.

    In today's highly competitive markets, a growing number of organizations are using the Internet to conduct business electronically. This e-business model has led to the proliferation of new Internet-based, or e-business, software applications. Businesses are becoming increasingly reliant on these e-business applications to run critical parts of their operations and to collect important customer and market information. Organizations must ensure that these applications are up-and-running with optimal performance. A poorly designed or poorly performing application can have a significant operational and financial impact on e-business organizations.

    Software applications for e-business are designed to provide reliable storage and flexible access to critical business information. Databases, which are a proven technology for storing and accessing information, provide the essential infrastructure for e-business applications. For example, many business-to-business applications are supported by databases from vendors such as Oracle, IBM, Microsoft and Sybase. These databases can provide storage and access to information on customers, prices, product specifications and transactions.

    The proliferation of software applications from Internet and e-business initiatives has increased the demands on databases as organizations face numerous business and technology challenges, including storing massive amounts of customer data, handling increasing numbers of users and utilizing information from disparate systems. To help address these challenges, organizations need an integrated solution that allows them to manage the database life cycle.

    Our suite of products provides an integrated solution to manage the design, development and administration phases of the database life cycle and enables organizations to build and manage e-business applications. Our primary products include:

    - ER/STUDIO, which addresses the design phase, enables organizations to capture business requirements and translate them into database applications;

    - RAPID SQL, which addresses the development phase, enables organizations to streamline the process of developing complex database code; and

    - DBARTISAN, which addresses the administration phase, enables organizations to ensure the availability, performance, security and recoverability of databases.

    We believe our suite of products enables organizations to:

    - DEVELOP AND SUPPORT E-BUSINESS APPLICATIONS. Our products are designed to work individually and together to provide rapid development and continuous availability of critical applications as enterprises deploy and extend their information technology infrastructure for e-business initiatives.

    - INCREASE UTILIZATION OF EXISTING DATABASE TECHNOLOGY. Most companies' infrastructure consists of an assortment of databases from various software vendors. We can bundle our products to offer an integrated database life cycle solution for a particular database, such as Oracle, or to support a multi-vendor database environment, such as Oracle, Microsoft SQL Server and IBM DB2 UDB databases running simultaneously. We believe this provides the only integrated solution for designing, developing and administering databases from these different vendors.

    - LEVERAGE CONSTRAINED INFORMATION TECHNOLOGY RESOURCES. We design our products to be easy to use so that experienced database professionals can do more in less time and less experienced professionals can become proficient sooner.

    - FACILITATE RAPID ADOPTION. Customers can download our products from our website for evaluation or purchase, install them within minutes and typically become productive within one hour. As a result, we believe our customers can realize a faster return on investment than with traditional solutions, which often involve a lengthy and expensive deployment process.

    Our objective is to be the leading provider of software solutions that enable organizations to build and manage e-business applications and their underlying databases. The key elements of our strategy include exploiting the growing development of e-business applications, extending our product leadership, leveraging our installed customer base and expanding our direct sales and marketing efforts and international distribution.

    We sell our software through a direct telesales organization in North America and indirectly through our distribution partners worldwide, including an affiliated distributor in Europe, Embarcadero Europe, Ltd. During 1999, we issued over 12,600 new user licenses and received maintenance renewals for over 8,800 users. We have thousands of customers across a range of industries, including technology, telecommunications and financial services.

                                  THE OFFERING

Common stock offered...................  4,000,000 shares

Common stock to be outstanding after
  the offering.........................  25,520,489 shares

Use of proceeds........................  We plan to use the net proceeds from this offering for general corporate purposes, including working capital,
                                         expanding our sales and marketing efforts, research and
                                         development, capital expenditures and possible acquisitions and investments.

Proposed Nasdaq National Market
  symbol...............................  EMBT

Unless otherwise indicated, all information in this prospectus:

    - assumes no exercise of the underwriters' option to purchase an over-allotment of up to 600,000 additional shares; and

    - gives effect to a two-for-one split of our common stock effected in February 2000.

The number of shares of our common stock to be outstanding after this offering includes:

    - 21,266,596 shares of our common stock outstanding as of April 14, 2000;
      and

    - 253,893 shares to be issued upon the conversion of all shares of our Series A preferred stock upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes:

    - 4,128,268 shares issuable upon exercise of options outstanding as of April 14, 2000; and

    - 2,905,136 shares available for future issuance under our stock plans as of April 14, 2000.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. The pro forma information in the table below gives effect to the tax effect of our conversion from an S corporation to a C corporation for income tax purposes as if the conversion had taken place on January 1, 1999. The weighted average number of common shares used in the pro forma net loss per share calculation includes the number of shares which, based on the initial public offering estimated price, are equivalent to the excess of 1999 distributions to stockholders over 1999 net income.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    License.................................................  $ 3,434    $ 6,510    $13,406
    Maintenance.............................................    1,152      2,609      5,446
                                                              -------    -------    -------
      Total revenues........................................    4,586      9,119     18,852
  Gross profit..............................................    4,254      8,547     17,771
  Income from operations....................................      251      2,013      2,280
  Net income................................................      301      2,028      2,186
  Pro forma net loss........................................                           (410)
  Pro forma net loss per share, basic and diluted...........                        $ (0.02)
                                                                                    =======
  Shares used in pro forma net income per share calculation,
    basic and diluted.......................................                         20,363

    The pro forma column of the table below gives effect to:

    - the sale of 253,893 shares of our Series A preferred stock in February 2000 for an aggregate purchase price of approximately $1.8 million;

    - our conversion from an S corporation to C corporation; and

    - the repayment in February 2000 of notes payable to stockholders.

    The pro forma as adjusted column of the table below gives effect to:

    - the sale in this offering of 4,000,000 shares of common stock at an assumed initial public offering price of $12.00 per share, less underwriting discounts and estimated offering expenses payable by Embarcadero.

                                                                   AS OF DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $1,804     $2,632       $46,002
  Working capital...........................................     (256)     1,298        44,668
  Total assets..............................................    6,648      7,720        51,090
  Notes payable to stockholders.............................    1,000         --            --
  Total stockholders' equity................................      748      2,302        45,672

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE BUYING SHARES IN THIS OFFERING. THESE RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE ARE UNAWARE OF OR CURRENTLY DEEM IMMATERIAL MAY ALSO BECOME IMPORTANT FACTORS THAT MAY HARM OUR BUSINESS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS AND UNCERTAINTIES, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE IN FUTURE PERIODS, AND, AS A RESULT, OUR STOCK PRICE MAY FLUCTUATE OR DECLINE.

    Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors, including seasonal variations in orders for our products and the factors discussed below under the following captions:

    - "We expect to incur significant increases in our operating expenses in the foreseeable future, which may affect our profitablility;"

    - "Acquisitions of companies or technologies may result in disruptions to our business;"

    - "We may lose market share and be required to reduce prices as a result of competition from existing competitors, independent software vendors and manufacturers of compatible software;" and

    - "If we are not able to enhance our products to adapt to rapid technological change, our revenues and income may decline."

Fluctuations in operating results are likely to cause corresponding volatility in our stock price, particularly if our operating results vary significantly from analysts' expectations.

IF SALES OF DBARTISAN FALL, OUR REVENUES AND INCOME MAY DECLINE.

    A large portion of our revenues currently comes from sales of our DBArtisan product. In 1997, 1998 and 1999, DBArtisan accounted for approximately 66.5%, 56.3% and 48.3%, respectively, of our license revenues in North America. We expect that sales of DBArtisan will continue to represent a substantial portion of our license revenues for the foreseeable future. In addition, most of our customers initiate a relationship with Embarcadero by purchasing DBArtisan and it is a major source of customer loyalty and goodwill. If sales of DBArtisan fall significantly, our revenues and income may decline.

IF THE MEMBERS OF OUR MANAGEMENT TEAM ARE UNABLE TO WORK TOGETHER EFFECTIVELY, OUR ABILITY TO MANAGE AND EXPAND OUR BUSINESS WILL SUFFER.

    The members of our management team have not previously worked together, and we cannot be sure that they will be able to work together effectively as we expand our operations. Our management team has changed significantly in the past six months. Ellen Taylor joined us in October 1999 as our President and also succeeded Stephen Wong, our Chairman, as our Chief Executive Officer. Raj Sabhlok joined us in January 2000 as Senior Vice President of Finance and Corporate Development. Walter Scott joined us in January 2000 as Vice President of Sales. Susan Fleck joined us as our Vice President of Customer Care in February 2000. We intend to hire other executive officers in the near future. If these employees cannot work together effectively, our ability to manage and expand our business will suffer.

IF WE CANNOT EXPAND OUR OPERATIONS, OUR RATE OF GROWTH AND INCOME MAY DECLINE.

    We have recently experienced a period of significant expansion in our operations. This growth may strain our management, administrative, operational and financial infrastructure. To support our expanding operations, we have increased the number of our full-time employees from 33 as of December 31, 1997 to 57 as of December 31, 1998 to 105 as of December 31, 1999; we expect to hire additional employees in all areas to manage our expanding operations. Our ability to manage growth requires that we continue to improve our operational, financial and management controls and procedures. If we are unable to manage this growth effectively, our rate of growth and our income may decline.

WE EXPECT TO INCUR SIGNIFICANT INCREASES IN OUR OPERATING EXPENSES IN THE FORESEEABLE FUTURE, WHICH MAY AFFECT OUR PROFITABILITY.

    We intend to substantially increase our operating expenses for the foreseeable future as we increase our sales and marketing, research and development activities and customer support operations. In connection with these expanded operations, we will need to significantly increase our revenues in order to maintain profitability. However, these increased expenses will be incurred before we realize increased revenues, if any, related to this spending. If we do not significantly increase revenues from these efforts, our profitability may decline.

THE PLANNED EXPANSION OF OUR INTERNATIONAL OPERATIONS EXPOSES US TO RISKS.

    One aspect of our growth strategy is to expand our international operations. As a result, we could face a number of risks from our international operations, including:

    - staffing and managing foreign operations;

    - increased financial accounting and reporting complexities;

    - potentially adverse tax consequences;

    - the loss of revenues resulting from currency fluctuations;

    - compliance with a wide variety of complex foreign laws and treaties;

    - reduced protection for intellectual property rights in some countries; and

    - licenses, tariffs and other trade barriers.

    The expansion of our international operations may require significant management attention and financial resources and may place burdens on our management, administrative, operational and financial infrastructure. Our possible investments in establishing facilities in other countries may not produce desired levels of revenue or profitability.

OUR PROPRIETARY RIGHTS MAY BE INADEQUATELY PROTECTED AND INFRINGEMENT CLAIMS OR INDEPENDENT DEVELOPMENT OF COMPETING TECHNOLOGIES COULD HARM OUR COMPETITIVE POSITION.

    We rely on copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. We also enter into confidentiality agreements with employees and consultants and attempt to restrict access to proprietary information on a need-to-know basis. Despite such precautions, unauthorized third parties may be able to copy aspects of our products or obtain and use information that we consider as proprietary.

    We license our software products primarily under shrink-wrap licenses included as part of product packaging. Shrink-wrap licenses are not negotiated with or signed by individual licensees and purport to take effect upon the opening of the product package or downloading of the product from the Internet.

These measures afford only limited protection. Policing unauthorized use of our products is difficult and we are unable to determine the extent to which piracy of our software exists. In addition, the laws of some foreign countries do not protect our proprietary rights as well as United States laws.

    We may have to enter into litigation to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others with respect to our rights. Litigation is generally very expensive and can divert the attention of management from daily operations. Accordingly, any intellectual property litigation could disrupt our operations and materially adversely affect our operating results.

    We are not aware of any case in which we are infringing the proprietary rights of others. However, third parties may bring infringement claims against us. Any such claim is likely to be time consuming and costly to defend, could cause product delays and could force us to enter into unfavorable royalty or license agreements with third parties. A successful infringement claim against us could require us to enter into a license or royalty agreement with the claimant or develop alternative technology. However, we may not be able to negotiate favorable license or royalty agreements, if any, in connection with such claims and we may fail to develop alternative technology on a timely basis. Accordingly, a successful product infringement claim against us could materially adversely affect our business and operating results.

OUR BUSINESS WILL SUFFER IF OUR SOFTWARE CONTAINS UNDETECTED ERRORS.

    Errors may be found in current versions, new versions or enhancements of our products after we make commercial shipments. We could face possible claims and higher development costs if our software contains undetected errors or if we otherwise fail to meet our customers' expectations. These risks may result in:

    - loss of revenues, market share or customers;

    - reputational harm;

    - diversion of resources;

    - increased service and warranty costs;

    - legal actions by customers against us; and

    - increased insurance costs.

ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS.

    We plan to make strategic acquisitions of companies, products or technologies as necessary in order to implement our business strategy. If we are unable to fully integrate acquired businesses, products or technologies with our existing operations, we may not receive the intended benefits of such acquisitions. In addition, acquisitions may subject us to unanticipated liabilities or risks. Any acquisition may temporarily disrupt our operations and divert management's attention from day-to-day operations.

    We may incur debt or issue equity securities to finance future acquisitions. The issuance of equity securities for any acquisition could be substantially dilutive to our stockholders. In addition, our profitability may suffer due to acquisition-related expenses or amortization costs for acquired goodwill and other intangible assets.

                         RISKS RELATED TO OUR INDUSTRY

IF WE ARE NOT ABLE TO ENHANCE OUR PRODUCTS TO ADAPT TO RAPID TECHNOLOGICAL CHANGE, OUR PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE.

    The market for our products is characterized by rapid technological change, frequent product introductions and enhancements, uncertain product life cycles and changes in customer demands and industry standards. Our success depends on our ability to continue to enhance our current products and to introduce new products that keep pace with technological developments and satisfy increasingly complicated customer requirements. However, due to the nature of computing environments and the performance demanded by customers for database management software, new products and product enhancements could require longer development and testing periods than anticipated.

    The introduction of new technologies and the emergence of new industry standards may render our existing products obsolete and unmarketable. Delays in the general availability of new releases or problems in the installation or implementation of new releases could materially adversely affect our business and operating results. We may not be successful in developing and marketing, on a timely and cost-effective basis, new products or new product enhancements that respond to technological change, evolving industry standards or customer requirements, or in achieving market acceptance for our products and product enhancements.

IF WE ARE NOT ABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, OUR BUSINESS WILL NOT BE ABLE TO GROW.

    Our success depends on the continued service of our executive officers and other key administrative, sales and marketing and support personnel, many of whom, including our President and Chief Executive Officer, Senior Vice President of Finance and Corporate Development, Vice President of Sales, and Vice President of Customer Care have recently joined our company. We intend to hire a significant number of additional sales, marketing, administrative and research and development personnel over the next several months. Our business will not be able to grow if we cannot attract and retain qualified personnel. Competition for qualified employees is intense and we may not be able to attract, assimilate or retain highly qualified personnel in the future. There has in the past been and there may in the future be a shortage of personnel that possess the technical background necessary to sell, support and develop our products effectively. Some of our current employees and those that we seek to hire may be subject to non-competition or non-solicitation covenants that could further limit our ability to attract or retain qualified personnel.

WE MAY LOSE MARKET SHARE AND BE REQUIRED TO REDUCE PRICES AS A RESULT OF COMPETITION FROM OUR EXISTING COMPETITORS, INDEPENDENT SOFTWARE VENDORS AND MANUFACTURERS OF COMPATIBLE SOFTWARE.

    The market for our products is highly competitive, dynamic and subject to rapidly changing technology. We compete primarily against other providers of database management utilities, which include Computer Associates, Quest Software and other independent software vendors.

    Our products also compete with products offered by the manufacturers of the database software with which they are compatible, including Oracle, Microsoft and IBM. Some of these competing products are provided at no charge to their customers. We expect that companies such as Oracle, Microsoft and IBM will continue to develop and incorporate into their products applications which compete with our products and may take advantage of their substantial technical, financial, marketing and distribution resources in those efforts. We may not be able to compete effectively with such products, which would materially adversely affect our business and operating results.

    We presently compete on numerous factors, including product functionality and heterogeneity, reliability, ease-of-use, performance, scalability, time to market, customer support and total cost of ownership. We believe that we currently compete favorably overall. However, the market for our products is dynamic and we may not compete successfully in the future with respect to these factors.

    Many of our competitors have longer operating histories, substantially greater financial, technical, marketing and other resources, and greater name recognition than we do. They also may be able to respond more quickly than we can to changes in technology or customer requirements. Competition could seriously impede our ability to sell additional products on acceptable terms. Our competitors may:

    - develop and market new technologies that render our products obsolete, unmarketable or otherwise less competitive;

    - make strategic acquisitions or establish cooperative relationships among themselves or with other companies, thereby enhancing the functionality of their products or increasing their operating margins; or

    - establish or strengthen cooperative relationships with channel or strategic partners which limit our ability to sell or to co-market products through these channels.

Competitive pressures could reduce our market share or require us to reduce our prices, either of which would materially adversely affect our business and operating results.

                         RISKS RELATED TO THIS OFFERING

OUR OFFICERS AND DIRECTORS WILL BE ABLE TO EXERT SIGNIFICANT CONTROL ON THE COMPANY AFTER THIS OFFERING, WHICH WILL ALLOW THEM TO MAKE DECISIONS WITH WHICH OUTSIDE STOCKHOLDERS MAY NOT AGREE.

    Executive officers, directors and their respective affiliates will own, in the aggregate, approximately 82.5% of our common stock outstanding following this offering. These stockholders, if acting together, will be able to decide all matters which require stockholder approval, including the election of directors and the approval of mergers or other business combination transactions.

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND THE TRADING PRICE OF THE COMMON STOCK MAY BE CONSIDERABLY LOWER THAN THE OFFERING PRICE.

    Prior to this offering, there was no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock may fall below the initial public offering price. Moreover, the initial public offering price has been determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance or the price at which our stock trades after the completion of this offering.

WE EXPECT THE PRICE OF OUR COMMON STOCK TO BE VOLATILE, MAKING IT DIFFICULT FOR OUR STOCKHOLDERS TO PREDICT THE RETURN ON THEIR INVESTMENT.

    The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

    - quarterly variations in our operating results;

    - changes in financial estimates by securities analysts;

    - changes in market valuation of software and Internet companies;

    - announcements we make related to significant contracts, acquisitions or product introductions or enhancements;

    - additions or departures of key personnel;

    - future sales of common stock; and

    - stock market price and volume fluctuations, which are particularly volatile among securities of software and Internet companies.

A LARGE NUMBER OF SHARES OF OUR COMMON STOCK WILL BE ELIGIBLE FOR SALE SHORTLY AFTER THE OFFERING, WHICH COULD RESULT IN A DECLINE IN OUR STOCK PRICE.

    Sales in the market of a substantial number of shares of our common stock after the offering could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. On completion of this offering, we will have 25,520,489 shares of common stock outstanding, or 26,120,489 shares if the underwriters' option to purchase additional shares is exercised in full. The 4,000,000 shares sold in this offering, which will be 4,600,000 shares if the underwriters' option to purchase additional shares is exercised in full, will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144 of the Securities Act. The remaining 21,520,489 shares of common stock outstanding on completion of this offering will be "restricted securities" as that term is defined in Rule 144.

    Substantially all of the holders of our common stock and stock options are subject to agreements that limit their ability to sell common stock. These holders cannot sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of Donaldson, Lufkin & Jenrette. However, if the average price of our shares appreciates by a specified amount following the date of this prospectus, those holders who are not officers, directors or affiliates of Embarcadero may be eligible to sell up to 25% of their shares either 90 days after the date of this prospectus or on the second business day following the release of our next quarterly financial statements, whichever day comes first. Under these agreements, such holders may also be eligible to sell an additional 25% of their shares 135 days after the date of this prospectus if the average price of our shares continues to equal or exceed the targeted amount. When these agreements expire, all of the shares of common stock and the shares underlying the options will become eligible for sale, in most cases only pursuant to the volume, manner of sale and notice requirements of Rule 144. See "Shares Eligible for Future Sale" and "Underwriting."

WE HAVE SUBSTANTIAL DISCRETION AS TO HOW TO USE THE PROCEEDS FROM THIS OFFERING, SO WE MAY SPEND THE PROCEEDS IN WAYS WITH WHICH OUR STOCKHOLDERS MAY NOT AGREE.

    Our management has broad discretion as to how to spend the proceeds from this offering and may spend the proceeds in ways with which our stockholders may not agree. We cannot predict that investments of the proceeds will yield a favorable or any return. See "Use of Proceeds."

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION, WHICH MAY RESULT IN A DECLINE IN OUR STOCK PRICE.

    The initial public offering price of the common stock is substantially higher than the pro forma net tangible book value per share of the outstanding common stock. As a result, you will incur immediate and substantial dilution of $10.20 per share based upon an assumed initial public offering price of $12.00 per share. In the event we issue additional shares of common stock in the future, you may experience further dilution. Furthermore, we have issued options to purchase common stock at prices significantly below the initial public offering price. To the extent such options are exercised, you will experience further dilution.

PROVISIONS OF OUR CHARTER AND BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS THAT MIGHT BE BENEFICIAL TO OUR STOCKHOLDERS.

    Provisions of our Certificate of Incorporation and Bylaws as well as Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. We are subject to the provisions of Delaware law which restrict business combinations with interested stockholders, which may have the effect of inhibiting a non-negotiated merger or other business combinations. See "Description of Capital Stock."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. All forward-looking statements contained in this prospectus are subject to numerous risks and uncertainties. Actual events or results may differ materially. In evaluating these statements you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

    We expect to receive net proceeds of approximately $43.4 million from the sale of 4,000,000 shares of our common stock in this offering, at an assumed initial public offering price of $12.00 per share after deducting underwriting discounts and commissions and estimated expenses payable by us. We will receive approximately $6.7 million from the sale of an additional 600,000 shares if the underwriters' over-allotment option is exercised in full.

    We plan to use the net proceeds of this offering for working capital, general corporate purposes and other operating expenses including:

    - expanding our sales and marketing;

    - capital expenditures; and

    - research and development.

    We do not have specific uses planned for the net proceeds of this offering. We believe that we need to retain flexibility with respect to the use of the net proceeds of this offering to respond to factors affecting our business. The amounts and timing of these expenditures will vary depending on a number of factors, including competitive and technological developments, success of our marketing efforts and the rate of growth of our business. Because of these uncertainties, we cannot tell you with any reasonable certainty how we plan to allocate the net proceeds.

    We will retain broad discretion in the allocation of net proceeds of this offering.


    A portion of the net proceeds may be used to acquire or make investments in complementary businesses, technologies, product lines or products. We have no current plans, agreements or commitments with respect to any such acquisitions or investments. We are considering using a portion of the proceeds of this offering to exercise our options to acquire the remaining capital stock of our affiliated distributor, Embarcadero Europe Ltd. The options will expire in October 2001. If we had exercised these options on March 31, 2000, the cost of the acquisition would have been approximately $3 million.


    Pending the uses described above, we will invest the net proceeds in short-term, interest bearing, investment-grade securities, certificates of deposit or direct or guaranteed U.S. government obligations, such as Treasury bills.

                                DIVIDEND POLICY

    In February 2000, we converted from an S corporation to a C corporation for income tax purposes, effective as of January 1, 2000. As an S corporation, we paid distributions to our S corporation stockholders in amounts generally consistent with their allocated share of taxable income. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results in operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

                             CORPORATE INFORMATION

    We were incorporated in the State of California as Client Worx, Inc. on July 22, 1993 and changed our name to Embarcadero Technologies, Inc. on October 29, 1993. We reincorporated in Delaware on February 15, 2000. Our principal executive offices are located at 425 Market Street, Suite 425, San Francisco, California 94105 and our telephone number is (415) 834-3131. Our web site address is "www.embarcadero.com". "DBArtisan," "Rapid SQL" and "ER/Studio" are our registered trademarks. "Embarcadero Technologies" is our trademark. This prospectus also contains trademarks of other companies. Unless otherwise indicated, all information in this prospectus assumes the effectiveness of our amended and restated certificate of incorporation in the State of Delaware upon the completion of this offering.

                                 CAPITALIZATION

    The following table sets forth our cash position, current notes payable to stockholders and total capitalization as of December 31, 1999.

    The pro forma column of the table gives effect to:

    - the sale of 253,893 shares of our Series A preferred stock in February 2000 for an aggregate purchase price of approximately $1.8 million;

    - our conversion from an S corporation to a C corporation;

    - the repayment in February 2000 of notes payable to stockholders; and

    - the authorization of 5,000,000 shares of preferred stock with a par value of $0.001 and an increase in authorized common stock to 60,000,000 shares with a par value of $0.001 per share upon our reincorporation in Delaware on February 15, 2000.

    The pro forma as adjusted column of the table gives effect to:

    - the sale in this offering of 4,000,000 shares of common stock at an assumed initial price of $12.00 per share, less underwriting discounts and estimated offering expenses payable by Embarcadero; and

    - the conversion of all outstanding shares of our Series A preferred stock into shares of common stock upon the closing of this offering.

                                                                   AS OF DECEMBER 31, 1999
                                                              ---------------------------------
                                                                           PRO       PRO FORMA
                                                               ACTUAL     FORMA     AS ADJUSTED
                                                              --------   --------   -----------
                                                                       (IN THOUSANDS)
Cash and cash equivalents...................................  $ 1,804    $ 2,632      $ 46,002
                                                              =======    =======      ========
Notes payable to stockholders...............................  $ 1,000    $    --      $     --
                                                              =======    =======      ========
Stockholders' equity:
  Preferred stock, $0.001 par value, no shares authorized or outstanding, actual; 5,000,000 shares authorized and
    253,893 shares outstanding, pro forma; 5,000,000 shares
    authorized and no shares outstanding, pro forma as
    adjusted................................................  $    --    $    --      $     --
  Common stock, no par value, 40,000,000 shares authorized,
    21,175,564 shares issued and outstanding, actual; $0.001
    par value, 60,000,000 shares authorized and 21,175,564
    shares outstanding, pro forma; $0.001 par value,
    60,000,000 shares authorized and 25,429,457 shares
    outstanding, pro forma as adjusted......................       --         21            25
  Additional paid-in capital................................   14,663     13,549        56,915
  Deferred stock-based compensation.........................  (10,049)   (10,049)      (10,049)
  Accumulated deficit.......................................   (3,866)    (1,219)       (1,219)
                                                              -------    -------      --------
    Total stockholders' equity..............................      748      2,302        45,672
                                                              -------    -------      --------
      Total capitalization..................................  $ 1,748    $ 2,302      $ 45,672
                                                              =======    =======      ========

    This table does not include:

    - 4,128,268 shares issuable upon exercise of options outstanding on April 14, 2000;

    - 91,032 shares issued upon exercise of options since December 31, 1999; and

    - 2,905,136 shares reserved for future insurance under our stock plans as of April 14, 2000.

                                    DILUTION

    The pro forma net tangible book value of our common stock as of December 31, 1999 was $2.3 million, or approximately $0.11 per share. Pro forma net tangible book value per share represents the total pro forma stockholders' equity less pro forma intangible assets divided by the number of shares of common stock outstanding, giving effect to the issuance and conversion of all outstanding shares of our preferred stock.

    After giving effect to our sale of 4,000,000 shares of common stock offered by this prospectus at an assumed initial public offering price of $12.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value would have been $45.7 million, or approximately $1.80 per share. This represents an immediate increase in pro forma net tangible book value of $1.69 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $10.20 per share to new investors of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............              $12.00
  Pro forma net tangible book value per share as of December
    31, 1999................................................   $ 0.11
  Increase per share attributable to new investors in this
    offering................................................     1.69
                                                               ------
Pro forma net tangible book value per share after this
  offering..................................................                1.80
                                                                          ------
Dilution to new investors...................................              $10.20
                                                                          ======

    The following table sets forth, on a pro forma basis as of December 31, 1999, the differences between the number of shares purchased from us, including the Series A preferred stock which were purchased in February 2000, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares of common stock in this offering, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $12.00 per share.

                                               SHARES PURCHASED       TOTAL CONSIDERATION
                                             ---------------------   ----------------------    AVERAGE
                                                                                                PRICE
                                               NUMBER     PERCENT      AMOUNT      PERCENT    PER SHARE
                                             ----------   --------   -----------   --------   ---------
Existing stockholders......................  21,429,457     84.3%    $ 2,048,000      4.1%     $ 0.10
New investors..............................   4,000,000     15.7      48,000,000     95.9       12.00
                                             ----------    -----     -----------    -----
  Total....................................  25,429,457    100.0%    $50,048,000    100.0%
                                             ==========    =====     ===========    =====

    To the extent that any shares are issued upon exercise of options that were outstanding at December 31, 1999 or that additional options are granted after that date, or reserved for future issuance under our stock plans, there will be further dilution to new investors. See "Capitalization."

                            SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended
December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our financial statements included elsewhere in this prospectus. The statement of operations data for the years ended
December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our financial statements for the years then ended.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    License (including sales to affiliate of $1,473 in
      1999).................................................   $1,881     $2,650    $ 3,434    $ 6,510    $13,406
    Maintenance.............................................       79        338      1,152      2,609      5,446
                                                               ------     ------    -------    -------    -------
      Total revenues........................................    1,960      2,988      4,586      9,119     18,852
  Cost of revenues:
    License.................................................       60        197        200        321        460
    Maintenance (exclusive of non-cash compensation expense
      of $26 in 1999).......................................       42        116        132        251        621
                                                               ------     ------    -------    -------    -------
      Total cost of revenues................................      102        313        332        572      1,081
                                                               ------     ------    -------    -------    -------
  Gross profit..............................................    1,858      2,675      4,254      8,547     17,771
  Operating expenses:
    Research and development (exclusive of non-cash
      compensation expense of $18, $63 and $550 in 1997,
      1998 and 1999, respectively)..........................      514      1,152      1,874      2,732      4,265
    Sales and marketing (exclusive of non-cash compensation
      expense of $16, $27 and $277 in 1997, 1998 and 1999,
      respectively).........................................      733      1,007      1,515      2,707      5,388
    General and administrative (exclusive of non-cash
      compensation expense of $9 and $3,408 in 1998 and
      1999, respectively)...................................      109        237        580        996      1,577
    Amortization of deferred stock-based compensation.......       --         --         34         99      4,261
                                                               ------     ------    -------    -------    -------
      Total operating expenses..............................    1,356      2,396      4,003      6,534     15,491
                                                               ------     ------    -------    -------    -------
  Income from operations....................................      502        279        251      2,013      2,280
  Interest income...........................................       42         --         52         52         88
                                                               ------     ------    -------    -------    -------
  Income before income taxes................................      544        279        303      2,065      2,368
  Provision for income taxes................................       (7)        (5)        (2)       (45)       (82)
                                                               ------     ------    -------    -------    -------
  Income before share in affiliated company profit (loss)...      537        274        301      2,020      2,286
  Share in profit (loss) of affiliated company..............       --         --         --          8       (100)
                                                               ------     ------    -------    -------    -------
  Net income................................................   $  537     $  274    $   301    $ 2,028    $ 2,186
                                                               ======     ======    =======    =======    =======
  NET INCOME PER SHARE:
    Basic...................................................   $ 0.03     $ 0.02    $  0.02    $  0.12    $  0.11
                                                               ======     ======    =======    =======    =======
    Diluted.................................................   $ 0.03     $ 0.01    $  0.01    $  0.10    $  0.10
                                                               ======     ======    =======    =======    =======
  SHARES USED IN PER SHARE CALCULATION:
    Basic...................................................   16,800     16,800     16,800     16,810     20,070
    Diluted.................................................   17,080     20,727     21,078     21,230     21,877

                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1995       1996       1997       1998       1999
                                                              --------   --------   --------   --------   --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.................................   $  327     $  215    $    --    $    13    $ 1,804
  Working capital...........................................      537        699      1,192       (578)      (256)
  Total assets..............................................      754        921      1,590      2,706      6,648
  Notes payable to stockholders.............................       --         --         --         --      1,000
  Total stockholders' equity (deficit)......................      604        479        351       (216)       748

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We provide software products that enable organizations to build and manage e-business applications and their underlying databases.

    We were incorporated in California as Client Worx, Inc. in July 1993 and changed our name to Embarcadero Technologies, Inc. in October 1993. We reincorporated in Delaware in February 2000. At our inception, we focused on developing and marketing software for use with Sybase and Microsoft SQL Server databases. In December 1993, we introduced Rapid SQL for Sybase and Microsoft SQL Server database development. In July 1994, we introduced DBArtisan for the administration of Sybase and Microsoft SQL Server databases. In March 1996, we released ER/Studio, our database design solution, which was our first product to offer support for IBM DB2 Universal Database, Informix and Oracle, as well as Sybase and Microsoft SQL Server. The success of ER/Studio's multi-vendor support led us to add support for other major databases to our other products. We added Oracle support to DBArtisan in April 1997 and to Rapid SQL in January 1998. We added support for IBM DB2 Universal Database to both products in mid-1998. Also in 1998, we began to enhance our products with add-ons and companion products. In October 1998, we offered our first standalone companion product, ER/Studio Viewer, which complemented the ER/Studio product. In April 1999, we introduced DBArtisan Schema Manager as a standalone companion product and changed the product name to DBArtisan Change Manager in January 2000. In January 2000, we introduced PL/SQL Debugger and SQL Profiler add-ons to extend the functionality of Rapid SQL and DBArtisan.

    We derive all of our revenues from the sale of software licenses and related annual maintenance fees. Our total revenues have increased over each of the past five years from $2.0 million in 1995 to $18.9 million in 1999. License revenues are derived from our direct product sales to customers and sales through our distributors. Pricing of our software licenses varies by product and increases in proportion to the number of users for whom licenses are purchased. Maintenance revenues are derived from the sales of annual maintenance contracts related to the sale of our products, which include technical support and product upgrades. The pricing of maintenance contracts also varies by product and increases in proportion to the number of users for whom contracts are purchased. Annual maintenance contracts may be purchased separately by customers at their discretion.

    We generally recognize software license revenues upon shipment, provided that a signed contract exists, the fee is fixed and determinable and collection of the resulting receivable is probable. Revenues from software licenses sold through distributors are recognized under the same criteria because our distributors only purchase products to fulfill specific customer orders and do not hold any inventory of our products. We recognize maintenance revenues, including amounts allocated from product revenues for ongoing customer support and product updates, ratably over the period of the maintenance contract, which is typically one year. Payments for maintenance fees are generally made in advance and are non-refundable.

    We market our software and related maintenance services directly through our telesales organization in the United States and Canada, and indirectly through our distribution partners worldwide, including Global Business Solutions, Global Connections and Multisystems, S.A. Indirect sales accounted for approximately $3.3 million of our revenues in 1999. International revenues from licenses and maintenance sold to customers outside of North America were $224,000 in 1998 and $2.1 million in 1999, representing 2.5% and 10.9% of total revenues in those years. We intend to expand our international sales activities in an effort to increase revenues from foreign sales. To date, our primary international distributor has been our affiliate, Embarcadero Europe Ltd., which has distribution rights in Europe, the Middle East and Africa. We have recently entered into an agreement with JGC Information Systems Co., Ltd., a distributor covering Japan.

    All of our revenues are denominated in U.S. dollars, except those from Embarcadero Europe, the revenues of which are denominated in pounds sterling. Our business with Embarcadero Europe exposes us to currency fluctuations and currency transaction losses or gains, which are outside of our control. Historically, fluctuations in foreign currency exchange rates have not had a material effect on our business. We have not conducted any hedging transaction to reduce our risk to currency fluctuations, though we may do so as our revenues from Embarcadero Europe increase.

    As the deemed estimated fair market value of our stock exceeded the exercise price of options granted in 1997, 1998 and 1999, we recognized deferred compensation which is amortized over the vesting period of the options. In 1999, we have recognized a deferred compensation expense of $14.2 million in connection with the issuance of options to various employees, which is being amortized over a four-year period from the date the options were issued. Future non-cash amortization based on options granted through December 31, 1999 is expected to be $5.8 million, $2.8 million, $1.2 million and $255,000 in the years 2000, 2001, 2002 and 2003, respectively. Subsequent to December 31, 1999 we issued approximately 2,042,000 options at exercise prices ranging from $1.25 to $12.00. As a result of the issuance of such options, we will record deferred stock compensation of approximately $11.5 million in the first quarter of 2000. The compensation associated with the issuance of such options will be amortized over the four-year vesting period of the options.

    In February 2000, we converted from an S corporation to a C corporation for income tax purposes, effective as of January 1, 2000. As an S corporation, we paid distributions to our S corporation stockholders in amounts generally consistent with their allocated share of taxable income.

RESULTS OF OPERATIONS

    The following table sets forth our statement of operations data as a percentage of total revenues for the periods indicated:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Revenues:
  License...................................................     74.9%      71.4%      71.1%
  Maintenance...............................................     25.1       28.6       28.9
                                                              -------    -------    -------
    Total revenues..........................................    100.0      100.0      100.0

Cost of revenues:
  License...................................................      4.4        3.5        2.4
  Maintenance...............................................      2.9        2.8        3.3
                                                              -------    -------    -------
    Total cost of revenues..................................      7.2        6.3        5.7
                                                              -------    -------    -------

Gross profit................................................     92.8       93.7       94.3
Operating expenses:
  Research and development..................................     40.9       30.0       22.6
  Sales and marketing.......................................     33.0       29.7       28.6
  General and administrative................................     12.6       10.9        8.4
  Amortization of deferred stock-based compensation.........      0.7        1.1       22.6
                                                              -------    -------    -------
    Total operating expenses................................     87.3       71.7       82.2
                                                              -------    -------    -------
Income from operations......................................      5.5       22.1       12.1
Interest income.............................................      1.1        0.6        0.5
                                                              -------    -------    -------
Income before income taxes..................................      6.6       22.7       12.6
Provision for income taxes..................................     (0.0)      (0.5)      (0.4)
                                                              -------    -------    -------
Income before share in affiliated company profit (loss).....      6.6       22.2       12.2
Share in profit (loss) of affiliated company................       --        0.1       (0.6)
                                                              -------    -------    -------
Net income..................................................      6.6%      22.2%      11.6%
                                                              =======    =======    =======

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

    REVENUES

    TOTAL REVENUES. Total revenues were $4.6 million, $9.1 million and $18.9 million in 1997, 1998 and 1999, representing increases of 98.8% from 1997 to 1998 and 106.7% from 1998 to 1999.

    LICENSE. License revenues were $3.4 million, $6.5 million and $13.4 million in 1997, 1998 and 1999, representing increases of 89.6% from 1997 to 1998 and 105.9% from 1998 to 1999. The increase in license revenues from 1997 to 1998 and from 1998 to 1999 was due to greater market acceptance of our products. These increases were enhanced by the introduction of new versions of our ER/Studio and Rapid SQL products during 1998 and new versions of our ER/Studio and DBArtisan products in 1999.

    MAINTENANCE. Maintenance revenues were $1.2 million, $2.6 million and $5.4 million in 1997, 1998 and 1999, representing increases of 126.5% from 1997 to 1998 and 108.7% from 1998 to 1999. The increase in maintenance revenues from 1997 to 1998 and from 1998 to 1999 was due to an increase in the number of maintenance licenses sold.

    COST OF REVENUES

    LICENSE. Cost of license consists primarily of product media and packaging, shipping fees, royalties and duplication services. Cost of license was $200,000, $321,000 and $460,000 in 1997, 1998 and 1999, representing increases of $121,000, or 60.5%, from 1997 to 1998 and $139,000, or 43.3%, from 1998 to 1999.
The increase in cost of license was due to an increase in licenses sold and to a lesser extent an increase in royalties paid. Royalties increased $30,000 from 1997 to 1998 and $106,000 from 1998 to 1999. Cost of license represented 5.8%, 4.9% and 3.4% of license revenues in the respective periods. The cost of license as a percentage of license revenues may vary in the future depending on the mix of internally developed versus externally licensed products and product components. The licensing of third-party products or product components could result in royalty payments and a corresponding increase in cost of license as a percentage of license revenues.

    MAINTENANCE. Cost of maintenance consists of salaries and related costs for customer support personnel. Cost of maintenance was $132,000, $251,000 and $621,000 in 1997, 1998 and 1999, representing increases of $119,000, or 90.2%, from 1997 to 1998 and $370,000 or 147.4%, from 1998 to 1999. The increases in cost of maintenance was due to an increase in the number of customer support personnel hired to service our customer base. The total number of employees in technical support increased from two to fourteen from 1997 to 1999. Cost of maintenance represented 11.5%, 9.6% and 11.4% of maintenance revenues in the respective periods. We expect the cost of maintenance to increase in future periods as we hire more support personnel.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses consist primarily of personnel and related expenses, including payroll, employee benefits, and equipment and software required to develop, test and enhance products. Research and development expenses were $1.9 million, $2.7 million and $4.3 million in 1997, 1998 and 1999, representing increases of $858,000, or 45.8%, from 1997 to 1998 and $1.5 million, or 56.1%, from 1998 to 1999. The increase in research and development expenses was due to an increase in the number of employees hired as software and product developers and also due to an increase in hiring outside contractors to support product development efforts. Compensation and related expenses, including outside recruiter fees, for research and development increased $332,000 from 1997 to 1998 and $1,463,000 from 1998 to 1999. Outside contractor fees increased $490,000 from 1997 to 1998 and decreased $186,000 from 1998 to 1999. Research and development expenses represented 40.9%, 30.0% and 22.6% of total revenues in 1997, 1998 and 1999. We expect research and development expenses to increase in future periods as additional development personnel are hired and as we expand our product development activities.

    SALES AND MARKETING. Sales and marketing expenses consist primarily of salaries, commissions earned by sales personnel, recruiting costs, trade show, travel and other marketing communication costs, such as advertising and promotion. Sales and marketing expenses were $1.5 million, $2.7 million and $5.4 million in 1997, 1998 and 1999, representing increases of $1.2 million, or 78.7%, from 1997 to 1998 and $2.7 million, or 99.0%, from 1998 to 1999. The increase in sales and marketing expenses from 1997 to 1998 was primarily due to increases of $806,000 in salaries and related expenses and $436,000 in marketing and advertising expenses. The increase in sales and marketing expenses from 1998 to 1999 was primarily due to increases of $1,156,000 in salaries and related expenses, and $1,140,000 in marketing and advertising expenses. Sales and marketing expenses represented 33.0%, 29.7% and 28.6% of total revenues in the respective periods. We plan to invest substantial resources to expand our selling efforts and to execute marketing programs that build the awareness and brand equity of our products. As a result, we expect sales and marketing expenses to increase in future periods.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses consist primarily of personnel and related expenses and costs related to our infrastructure expansion. General and administrative expenses were $580,000, $996,000 and $1.6 million in 1997, 1998 and 1999, representing increases of $416,000, or 71.7%, from 1997 to 1998 and $581,000, or 58.3%, from 1998 to 1999. The increase in general and administrative expenses from 1997 to 1998 was due to costs associated with the expansion of our infrastructure. The increase in general and administrative expenses from 1998 to 1999 was due primarily to an increase in salaries and related expenses of $390,000 and increased rents associated with facilities expansion of $189,000. General and administrative expenses represented 12.6%, 10.9% and 8.4% of total revenue in the respective periods. We expect total general and administrative expenses to increase as we expand our administrative staff and facilities to support larger operations.

    AMORTIZATION OF DEFERRED STOCK COMPENSATION. As the deemed fair market value of our stock exceeded the exercise price of options granted in 1997, 1998 and 1999, we recognized deferred compensation, which we are amortizing over the vesting periods of the options. The total amount of deferred compensation recorded from formation through December 31, 1999 is $14,443,000. Future non-cash amortization based on options granted through December 31, 1999 is expected to be $5.8 million, $2.8 million, $1.2 million and $255,000 in the years 2000, 2001, 2002, and 2003. The amortization expense was $34,000, $99,000 and $4,261,000 in 1997, 1998 and 1999.

    INTEREST INCOME. Interest income was $52,000, $52,000 and $88,000 in 1997, 1998 and 1999, representing no change from 1997 to 1998 and an increase of $36,000 from 1998 to 1999. The increase in interest income from 1998 to 1999 resulted from an increase in our average cash balances.

    PROVISION FOR INCOME TAXES. Provision for income taxes was $2,000, $45,000 and $82,000 in 1997, 1998 and 1999 representing increases of $43,000 from 1997 to 1998 and $37,000 from 1998 to 1999. The effective income tax rate was 0.7%, 2.2% and 3.5% in 1997, 1998 and 1999. In February 2000, we converted to a C corporation for income tax purposes, effective January 1, 2000. Accordingly, we are now subject to regular federal and state income taxes.

    SHARE IN PROFIT (LOSS) OF AFFILIATED COMPANY. In September, 1998, we acquired a 44% interest in Embarcadero Europe Ltd., which became our affiliated distributor in the United Kingdom and Europe. Our share in profit (loss) of Embarcadero Europe was $8,000 in 1998 and ($100,000) in 1999. The 1998 share in profits was immaterial due to the short period of time the entity operated in that year. In 1999, the affiliate implemented a multi-year business plan, which emphasized expanding markets and sales growth and which resulted in operational overhead and costs exceeding revenues.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth the unaudited statements of operations data for the eight quarters in the period ended December 31, 1999, as well as such data expressed as a percentage of total revenues for the periods indicated. This data has been derived from our unaudited financial statements that have been prepared on the same basis as the audited financial statements included in this prospectus, and, in the opinion of our management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information when read in conjunction with the financial statements and the notes thereto included in this prospectus. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results for any period from the results of operations for any particular quarter.

                                                                QUARTER ENDED
                               -------------------------------------------------------------------------------
                               MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                                 1998      1998      1998      1998      1999      1999      1999      1999
                               --------- --------- --------- --------- --------- --------- --------- ---------
                                                               (IN THOUSANDS)
Revenues:
  License.....................  $1,522    $1,649    $1,611    $1,728    $1,406    $3,163    $4,103    $4,734
  Maintenance.................     471       592       687       859     1,032     1,219     1,583     1,612
                                ------    ------    ------    ------    ------    ------    ------    ------
    Total revenues............   1,993     2,241     2,298     2,587     2,438     4,382     5,686     6,346
Cost of revenues:
  License.....................      70        84        64       103        89       102       162       107
  Maintenance(1)..............      47        55        63        86       108       129       197       187
                                ------    ------    ------    ------    ------    ------    ------    ------
    Total cost of revenues....     117       139       127       189       197       231       359       294
                                ------    ------    ------    ------    ------    ------    ------    ------
Gross profit..................   1,876     2,102     2,171     2,398     2,241     4,151     5,327     6,052
Operating expenses:
  Research and
    development(1)............     610       709       658       755       667       936       946     1,716
  Sales and marketing(1)......     453       767       673       814     1,035     1,207     1,445     1,701
  General and
    administrative(1).........     209       198       195       394       238       277       386       676
  Amortization of deferred
    stock-based
    compensation..............      27        21        21        30        29       464     1,345     2,423
                                ------    ------    ------    ------    ------    ------    ------    ------
    Total operating
      expenses................   1,299     1,695     1,547     1,993     1,969     2,884     4,122     6,516
                                ------    ------    ------    ------    ------    ------    ------    ------
Income from operations........     577       407       624       405       272     1,267     1,205      (464)
Interest income...............      10        16        12        14        16        16        20        36
                                ------    ------    ------    ------    ------    ------    ------    ------
Income before income taxes....     587       423       636       419       288     1,283     1,225      (428)
Provision for income taxes....     (12)       (8)      (11)      (14)      (24)      (24)      (31)       (3)
                                ------    ------    ------    ------    ------    ------    ------    ------
Income before share in
  affiliated company profit
  (loss)......................     575       415       625       405       264     1,259     1,194      (431)
Share in profit (loss) of
  affiliated company..........      --        --        --         8       (21)      (23)      (23)      (33)
                                ------    ------    ------    ------    ------    ------    ------    ------
Net income....................  $  575    $  415    $  625    $  413    $  243    $1,236    $1,171    $ (464)
                                ======    ======    ======    ======    ======    ======    ======    ======

------------------------------

(1) Amounts exclude amortization of deferred stock-based compensation, which is reported above as a separate operating expense, for the quarters ended:

                               MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                                 1998      1998      1998      1998      1999      1999      1999      1999
                               --------- --------- --------- --------- --------- --------- --------- ---------
                                                               (IN THOUSANDS)
    Cost of maintenance.......  $   --    $   --    $   --    $   --    $    2    $    2    $    2    $   20

    Research and
      development.............      17        13        15        18        17        65       256       212

    Sales and marketing.......       8         5         4        10         9         7         6       255

    General and
      administrative..........       2         3         2         2         1       390     1,081     1,936
                                ------    ------    ------    ------    ------    ------    ------    ------

                                $   27    $   21    $   21    $   30    $   29    $  464    $1,345    $2,423
                                ======    ======    ======    ======    ======    ======    ======    ======

As a percentage of total revenue:

                                                                QUARTER ENDED
                               -------------------------------------------------------------------------------
                               MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                                 1998      1998      1998      1998      1999      1999      1999      1999
                               --------- --------- --------- --------- --------- --------- --------- ---------
Revenues:
  License.....................    76.4%     73.6%     70.1%     66.8%     57.7%     72.2%     72.2%     74.6%
  Maintenance.................    23.6      26.4      29.9      33.2      42.3      27.8      27.8      25.4
                                ------    ------    ------    ------    ------    ------    ------    ------
    Total revenues............   100.0     100.0     100.0     100.0     100.0     100.0     100.0     100.0
Cost of revenues:
  License.....................     3.5       3.7       2.8       4.0       3.7       2.3       2.8       1.7
  Maintenance.................     2.4       2.5       2.7       3.3       4.4       3.0       3.5       2.9
                                ------    ------    ------    ------    ------    ------    ------    ------
    Total cost of revenues....     5.9       6.2       5.5       7.3       8.1       5.3       6.3       4.6
                                ------    ------    ------    ------    ------    ------    ------    ------
Gross profit..................    94.1      93.8      94.5      92.7      91.9      94.7      93.7      95.4
Operating expenses:
  Research and development....    30.6      31.6      28.6      29.2      27.4      21.4      16.6      27.0
  Sales and marketing.........    22.7      34.2      29.3      31.5      42.4      27.5      25.4      26.8
  General and
    administrative............    10.5       8.8       8.5      15.2       9.8       6.3       6.8      10.7
  Amortization of deferred
    stock-based
    compensation..............     1.4       0.9       0.9       1.2       1.2      10.6      23.7      38.2
                                ------    ------    ------    ------    ------    ------    ------    ------
    Total operating expenses      65.1      75.6      67.3      77.0      80.8      65.8      72.5     102.7
                                ------    ------    ------    ------    ------    ------    ------    ------
Income from operations........    29.0      18.2      27.2      15.7      11.1      28.9      21.2      (7.3)
Interest income...............     0.5       0.7       0.5       0.6       0.7       0.4       0.3       0.6
                                ------    ------    ------    ------    ------    ------    ------    ------
Income before income taxes....    29.5      18.9      27.7      16.2      11.8      29.3      21.5      (6.7)
Provision for income taxes....    (0.6)     (0.4)     (0.5)     (0.5)     (1.0)     (0.5)     (0.5)     (0.1)
                                ------    ------    ------    ------    ------    ------    ------    ------
Income before affiliated
  company profit (loss).......    28.9      18.5      27.2      15.7      10.8      28.7      21.0      (6.8)
Share in profit (loss) of
  affiliated company..........      --        --        --       0.3      (0.9)     (0.5)     (0.4)     (0.5)
                                ------    ------    ------    ------    ------    ------    ------    ------
Net income....................    28.9%     18.5%     27.2%     16.0%      9.9%     28.2%     20.6%     (7.3)%
                                ======    ======    ======    ======    ======    ======    ======    ======

    Our total revenues have generally increased in each period presented. The increase in license revenues in the quarter ended June 30, 1999 was primarily due to increased sales of new versions of two of our products, which were released in March 1999. The increase in maintenance revenues was primarily due to the recognition of maintenance revenues attributable to our growing installed customer base. Total operating expenses have increased as we have grown our infrastructure to support our expanding operations, including expanding our sales force and increasing our research and development and general and administrative headcount and related expenses.

    We have experienced seasonal patterns in the past and we expect to experience seasonal patterns in future periods. Specifically, we would expect to experience stronger demand for our products during the quarter ending
December 31 and weaker demand in the quarter ending March 31 due to the fact that the budget cycles of our December 31 fiscal year-end customers generally result in their spending more in the last quarter and less in the first quarter of the year.

RECENT DEVELOPMENTS

    In February 2000, we: (i) sold 253,893 shares of our Series A preferred stock for an aggregate purchase price of approximately $1.8 million;
(ii) converted from an S corporation to a C corporation for income tax purposes effective January 1, 2000; and (iii) reincorporated from California to Delaware. We expect to incur a non-cash charge against earnings attributable to common stockholders of approximately $1.2 million in the first quarter of 2000 as a result of the beneficial conversion feature of the Series A preferred stock.

LIQUIDITY AND CAPITAL RESOURCES

    We have funded our business to date from cash generated by our operations. As of December 31, 1999, we had cash of $1.8 million.

    Cash provided by operating activities was $192,000, $3.2 million and $7.2 million in 1997, 1998 and 1999. The increases in 1998 and 1999 were primarily due to increases in net income, amortization of deferred stock-based compensation, deferred revenue resulting from additional maintenance contracts and accrued expenses, offset by increases in accounts receivable resulting from increased sales.

    Cash used in investing activities was $176,000, $305,000 and $882,000 in 1997, 1998 and 1999. Cash used in investing activities was primarily for purchases of property and equipment in each period. Capital expenditures totaled $176,000, $297,000 and $882,000 in 1997, 1998 and 1999.

    Cash used in financing activities was $231,000, $2.9 million and $4.5 million in 1997, 1998 and 1999 and is due primarily to distributions to stockholders as a result of our status as an S corporation for income tax purposes.

    We have options to acquire the remaining 56% of Embarcadero Europe's capital stock. If we had exercised our options on March 31, 2000, the acquisition would have cost approximately $3.0 million. The other holders of the capital stock of Embarcadero Europe have options to sell us their 56% of Embarcadero's capital stock. If they had exercised their options on March 31, 2000, the cost to us would have been approximately $1.5 million. The options expire in October 2001.

    We have a $2,000,000 revolving credit facility with a bank that bears interest at the prime rate and expires on May 31, 2001. At April 14, 2000, no balance was outstanding under this facility. The facility is secured by accounts receivable and other assets. Our credit facility requires us to maintain various quarterly financial covenants, including convenants related to our tangible net worth, working capital and total liabilities. We were in compliance with all of the financial convenants under the facility at April 14, 2000.

    We believe that our existing cash balances and cash equivalents and cash from operations will be sufficient to finance our operations through at least the next 12 months. If additional financing is needed, there can be no assurance that such financing will be available to us on commercially reasonable terms, or at all.

YEAR 2000 COMPLIANCE

    The year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year. We believe that all of our material systems are substantially year 2000 compliant. To our knowledge, we have not experienced any significant problems as a result of year 2000 issues.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities and will be adopted in the year 2001. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. We do not expect the adoption of this standard to have a material impact on our results of operations, financial positions or cash flows.

    In December 1998, the Accounting Standards Executive Committee issued Statement of Position 98-9, modification of SOP 97-2, "Software Revenue Recognition with Respect to Certain Transactions." SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. We do not expect the adoption of this standard to have a material impact on our results of operations, financial positions or cash flows.

FOREIGN EXCHANGE RISK

    As sales to Embarcadero Europe increase, we will be exposed to greater volatility in fluctuations of the pound sterling. In the event we exercise our option to acquire Embarcadero Europe, we will be exposed to volatility in fluctuations of other currencies as well. To date, we have not used hedging contracts to hedge our foreign-currency fluctuation risks. We will assess the need to utilize financial instruments to hedge currency exposures on an ongoing basis. We also do not use derivative financial instruments for speculative trading purposes.

                                    BUSINESS

OVERVIEW

    We provide software products that enable organizations to build and manage e-business applications and their underlying databases. Our suite of products allows customers to manage the database life cycle, which is the process of creating, deploying and enhancing databases in response to evolving business and software application requirements. By simplifying the management of the database life cycle, our products allow organizations to rapidly develop and ensure the availability of critical e-business applications. During 1999, we issued more than 12,600 new user licenses and received more than 8,800 maintenance renewals. We have thousands of customers across a range of industries, including technology, telecommunications and financial services.

INDUSTRY BACKGROUND

    In today's highly competitive markets, a growing number of organizations are using the Internet to conduct business electronically. This e-business model has led to the proliferation of new Internet-based, or e-business, software applications. Businesses are becoming increasingly reliant on these e-business applications to run critical parts of their operations and to collect important customer and market information. These applications will continue to gain in strategic importance as organizations seek to access and store an increasing volume of information while providing access to that information to a greater number of users.

    While the Internet has fundamentally changed how organizations gather, manage and distribute information, it has also presented a new set of business and technology challenges. Given limited IT resources and intense time-to-market pressures, organizations must ensure that the right software applications are designed and built on time and within budget. Organizations must ensure that these applications are up-and-running with optimal performance. Downtime--either scheduled or unplanned--must be kept to an absolute minimum. The Internet allows customers to quickly evaluate and switch to competing products or services, thereby increasing the need for successful application performance. A poorly designed or poorly performing application can have a significant operational and financial impact, such as poor customer service, a reduction in brand equity or significant lost revenue.

    Software applications for e-business are designed to provide reliable storage and flexible access to critical business information. Databases, which are a proven technology for storing and accessing information, provide the essential infrastructure of e-business applications. Dramatic improvements in the cost and performance of computer hardware and networking technologies are accelerating the proliferation of databases supporting e-business strategies. The proliferation of software applications from Internet and e-business initiatives has increased the demands on databases as organizations face numerous business and technology challenges, including storing massive amounts of customer data, handling increasing numbers of users and utilizing information from disparate systems.

    Historically, organizations have relied on a combination of highly trained professionals and an assortment of software tools to manage their databases. As e-business applications have proliferated, so have the demands placed on IT professionals who must ensure the availability and performance of the underlying databases. Many organizations struggle to keep pace with the simultaneous pressures to build more applications, support more users and manage more data within increasingly complex computing environments. At the same time, these organizations are finding it increasingly difficult to staff database management positions due to the limited supply of qualified IT professionals. As a result, experienced database administrators and developers are being asked to do more in less time and less experienced IT personnel are being asked to become more proficient at a faster rate. This strain on IT professionals is compounded by the growing complexity of IT systems and the need to be proficient with different types of databases.

    Traditional software solutions for managing databases do not adequately address the challenges of today's e-business environment. Many of these solutions are designed for expert database administrators and developers and are therefore too complex for less experienced IT personnel. This complexity often prevents users of these solutions from becoming proficient without extensive training. Also, these traditional solutions do not lend themselves to rapid deployment, often requiring a lengthy installation process and extensive configuration. These solutions can end up costing more than the database software they are designed to manage. In many cases, traditional database management solutions operate only on a single type of database, such as Oracle. Since businesses often use databases from several different vendors to support their e-business applications, IT professionals are forced to use a variety of database-specific products to manage this heterogeneous environment. These problems with traditional software solutions typically increase the time between conception and implementation, making it difficult for organizations to rapidly develop applications to meet changing e-business objectives.

    Most traditional solutions also fail to adequately address the database life cycle. Databases must first be designed and created, then frequently redesigned and enhanced to support changing applications. This database life cycle includes three phases: design, development and administration. The design phase focuses on translating business requirements into technical specifications. The development phase translates these technical specifications into software applications. The administration phase involves concurrently managing these software applications while ensuring their availability, performance, security and recoverability. As business needs change, the process starts over again with the need for new or enhanced applications. Most traditional solutions require users to employ different software products with unique user interfaces and capabilities to address each phase of the database life cycle.

    As a result, we believe that there is a significant opportunity for a database management solution that meets the demands of the e-business environment. This solution should provide the following benefits:

    - accelerate time-to-market by allowing users to produce effective work results sooner;

    - enhance the reliability and availability required of e-business applications;

    - alleviate the strain on IT resources, especially database professionals;

    - provide a suite of solutions to manage the database life cycle; and

    - manage an increasingly diversified and distributed database infrastructure.

THE EMBARCADERO SOLUTION

    We provide software products that enable organizations to build and manage e-business applications and their underlying databases. Our suite of software solutions is designed to:

    DEVELOP AND SUPPORT E-BUSINESS APPLICATIONS. Our solution allows customers to rapidly develop applications that meet the rigorous requirements of today's e-business environment. Our suite of products enables customers to manage the phases of the database life cycle from a common user interface, which reduces the training required to learn and use our products. As a result, we believe that users can more efficiently create, maintain and enhance e-business applications with our integrated suite of products. Our design products allow customers to reduce the time between conception and implementation of their e-business applications. Our development products allow companies to create and test complex application code from an easy-to-use graphical user interface. Our administration products ensure the performance, security, availability and recoverability of e-business applications across a diverse mix of underlying databases.

    INCREASE UTILIZATION OF EXISTING TECHNOLOGY. Our products enable organizations to more effectively utilize their existing database infrastructure. Most large organizations employ a mix of databases to support different business applications. We believe our suite of products, with its multi-vendor support, provides the only integrated solution for designing, developing and administering a variety of databases.

    LEVERAGE CONSTRAINED IT RESOURCES. Our products enable organizations to enhance the productivity of IT professionals in managing the database life cycle. Our products increase the productivity of both experienced database administrators and less experienced IT professionals through the intuitive user interface used across our entire product line. This reduces the amount of training needed to begin using our software and simplifies the complexity of database programming. Our products also allow organizations to replace numerous, costly point or database-specific solutions with an integrated solution which addresses each phase of the database life cycle.

    FACILITATE RAPID ADOPTION. From our inception, we have strived to make it easy for our customers to discover, try, purchase and use our products. We design our products to leverage the Internet by promoting downloaded trial versions, enabling the purchase of our products, providing upgrades and offering maintenance directly from our web site. We also design our products to install within minutes with minimal configuration and to require limited on-going maintenance. Customers can rapidly implement and utilize our products in designing, developing and managing the databases that support their critical applications. We believe these factors give our products a competitive advantage relative to most traditional solutions.

GROWTH STRATEGY

    Our objective is to become the leading provider of software solutions that enable organizations to build and manage e-business applications and their underlying databases. The key elements of our strategy are to:

    EXPLOIT THE GROWING DEVELOPMENT OF E-BUSINESS APPLICATIONS. We plan to continue to design our products for, and market our products to, organizations implementing e-business applications. We believe that the growth and strategic importance of the Internet is significantly increasing the development of new software applications to conduct e-business. We believe that many of our existing customers have increased their purchases of our products to support their e-business applications. We also believe new Internet-based companies are purchasing our products to quickly and reliably introduce new e-business applications. During 1999, many Internet-based companies became our customers, including CarsDirect.com, E*TRADE, eStamp, GoTo.com, InterVU, NetZero and Yahoo!. We intend to increase our sales to both existing and new customers who are developing and deploying e-business applications.

    EXTEND PRODUCT LEADERSHIP. We believe that our suite of products provides the leading software solution to manage the database life cycle. Our products share a core technology architecture, which we believe provides significant advantages over competing products. This architecture reduces the cost of product development, accelerates the time-to-market for new products and enables us to maintain a common interface across the entire product suite. Our current products already feature a number of important technologies for facilitating the sharing and publication of applications and information over the Internet, including Java, HTML and XML. We plan to build upon our database and Internet technologies to enhance and expand our product offerings for e-business initiatives and incorporate new technologies as they are introduced to the market. We may seek to enhance our product leadership through the licensing or acquisition of complementary technologies or businesses.

    LEVERAGE OUR INSTALLED CUSTOMER BASE. We believe that our installed customer base represents a significant revenue opportunity. During 1999, we issued over 12,600 new user licenses and received maintenance renewals for over 8,800 users. Most of our customers initially purchase only one or two of our products for a limited number of users in specific business locations. We believe that we can sell more deeply into our installed customer base by selling additional licenses of purchased products, by cross-selling other products and by expanding departmental deployments into enterprise-wide implementations.

    EXPAND OUR DIRECT SALES AND MARKETING EFFORTS. We plan to increase sales by expanding our telesales efforts and building a field sales organization. Our direct telesales force reduces the need for remote sales offices and customer site visits by effectively using the telephone and Internet for product demonstrations and product sales. We believe this direct telesales approach allows us to respond more rapidly to customer needs while maintaining an efficient, low-cost sales model. To complement our telesales efforts, we are building a focused field sales organization to further penetrate and better manage major accounts in the United States. In particular, we believe that a field sales organization will facilitate enterprise-wide implementations of our products by new and existing customers. We also plan to direct marketing efforts at IT management, focusing on the value that our products can create for organizations when developing, deploying and maintaining critical e-business applications.

    EXPAND OUR INTERNATIONAL DISTRIBUTION. We plan to expand our international distribution capabilities. Although our products are sold worldwide, revenues outside of North America represented only 10.9% of total revenues in 1999 and were generated primarily by our affiliated distributor, Embarcadero Europe Ltd. We believe there is a significant opportunity to expand sales of our software products internationally. We have recently entered into an agreement with a distributor covering Japan. We intend to increase our international distribution by expanding direct selling efforts through Embarcadero Europe, initiating distribution in Japan and developing stronger relationships with other international distributors.

PRODUCTS

    Our suite of products enables organizations to design, develop and administer databases which support e-business applications. Our products are designed to work individually and together to provide rapid development and optimal performance of applications that are critical as enterprises deploy and extend their information technology infrastructure. We can bundle our products to offer an integrated database life cycle solution for a particular database, such as Oracle, or to support a multi-vendor database environment, such as Oracle, Microsoft SQL Server and IBM DB2 UDB databases running simultaneously. Our products and their functionality are summarized below:

   DATABASE LIFE
    CYCLE PHASE
                            PRODUCT                                DESCRIPTION
-----------------------------------------------------------------------------------------------------
 Design              ER/Studio               Captures business requirements and translates them into
                                             database applications from a graphical user interface

 Development         Rapid SQL               Streamlines the process of developing complex database
                                             code in a graphical environment

 Administration      DBArtisan               Ensures the availability, performance, security and
                                             recoverability of applications through the management of
                                             a mix of database types from a single graphical console

                     DB Artisan Change       Provides software configuration management for databases
                     Manager                 by storing accurate records of database changes over
                                             time

    Our products run on personal computers using Windows operating systems and manage databases that run in Unix, Windows NT and Linux environments. Our products support each of the most widely-used database platforms, including Oracle, Microsoft SQL Server, IBM DB2 Universal Database and Sybase.

DATABASE DESIGN

    ER/STUDIO. ER/Studio addresses the design phase of the database life cycle. Designing a software application begins with a detailed understanding of both the business requirements addressed by the application and their technical ramifications. By carefully creating a blueprint of business requirements for an application, organizations are more likely to successfully build and rapidly deploy reliable applications.

    ER/Studio automates the process of capturing business requirements for an application and its underlying database. With its intuitive graphical user interface, ER/Studio allows users to design databases using pictures or objects and reduces the need for users to know and write software code. ER/Studio automatically converts these objects into database code, which users can easily review and edit with simple mouse commands. In addition to designing new applications, customers can use ER/Studio to maintain, enhance and integrate existing applications. They can use ER/Studio's capabilities to reverse-engineer existing applications into easily understood diagrams. Once captured in a design format, users can easily annotate the intended functions of an application's elements.

DATABASE DEVELOPMENT

    RAPID SQL. Rapid SQL addresses the development phase of the database life cycle. A large portion of the software technology underlying an application is database code that implements business requirements. For example, database code required for e-commerce sites includes routines that check for the availability of inventory or that validate a purchaser's credit card number. Problems in writing complex database code can lead to substantial delays or even failure of the development project.

    Rapid SQL offers a rich graphical environment that streamlines the process of developing complex database code. Rapid SQL allows users to write database code more efficiently by using templates that reduce the need for manual coding. It also streamlines the testing process by automatically identifying programming errors. With Rapid SQL, customers can improve their productivity, cut development times and reduce programming errors.

    DEBUGGER. Debugger is an add-on product to both DBArtisan and Rapid SQL that extends their functionality to help troubleshoot database-programming errors. Developers often find it difficult to locate the source of programming errors, especially with large and complex database code. Generally, the hardest part of fixing an error is finding its underlying cause. Debugger is designed to simplify the process of troubleshooting errors by leading users through the execution of code in order to identify the source of errors quickly.

DATABASE ADMINISTRATION

    DBARTISAN. DBArtisan addresses the administration phase of the database life cycle. After launching e-business applications, organizations rely on IT professionals to maintain the performance, availability, security and recoverability of the underlying databases. Database administration requires the constant attention of IT staff. Typical management tasks include backing up the information stored in a database, analyzing database integrity, controlling access to customer accounts and information, upgrading to new versions of databases, testing proposed changes to a database before implementing them and monitoring the availability of servers. Many of these projects can take hours, even days, to complete using traditional solutions.

    DBArtisan is designed to simplify database administration and facilitate day-to-day database management. Its easy-to-use graphical console permits the simultaneous administration of several databases and automates many tedious administrative tasks. For example, using DBArtisan, IT professionals can copy code from one database to another without manually entering any code, review graphs that indicate how much space is available in various databases and rapidly identify the source of a problem with an application. These capabilities can increase users' productivity and reduce human error, which can lead to increased application availability and performance.

    DBARTISAN CHANGE MANAGER. DBArtisan Change Manager is a companion product to DBArtisan that is designed to extend its basic functionality to provide software configuration management for databases. DBArtisan Change Manager automates the tedious and error-prone process of capturing and managing complete definitions of databases, known as database schemas. It allows users to capture and archive objects comprising a database application and promotes the recoverability of databases by storing accurate records of database changes over time. For example, an Internet-based financial services company used DBArtisan Change Manager to safely move database code changes from development to test to production and shorten system downtime for database changes. As a result, the customer experienced fewer planned and unplanned outages of its web site.

CUSTOMERS

    We have thousands of customers representing a wide, cross-industry spectrum of industrial corporations, service companies, financial institutions, government agencies and technology companies. During 1999, we issued over 12,600 new user licenses and received maintenance renewals for over 8,800 users worldwide.

    A representative sample of companies that have purchased at least $75,000 in software licenses and maintenance since January 1, 1997 includes:

TECHNOLOGY

- America Online

- Hewlett-Packard

- Intel

- IBM

- Micron Technology

- UUNet

TELECOMMUNICATIONS

- AT&T

- Bell Mobility

- BellSouth

- Excel Communications

- MCI WorldCom

- U.S. West

- Williams Communications

ENERGY

- Bonneville Power

- PG&E

- Sonat Energy Services

- TransCanada Pipelines

FINANCIAL SERVICES

- Aetna

- Banc One

- Bank of America

- Bear Stearns

- CNA Financial

- Donaldson, Lufkin & Jenrette

- Dun & Bradstreet

- Fidelity

- FleetBoston Financial

- GE Capital

- Jackson National Life Insurance

- John Hancock

- MBNA

- Merrill Lynch

- Morgan Stanley Dean Witter

- Northwestern Mutual

- Providian Financial

- Prudential

- Reuters

- State Street Global Advisors

- Strong Capital Management

SERVICES

- Andersen Consulting

- Computer Sciences Corporation

- EDS

- Frank Russell Company

- Greyhound Lines

- Nielsen Media Research

OTHER

- 3M

- Anheuser-Busch

- Blue Cross and Blue Shield

- Kaiser Foundation Health Plan

- NBC

- Owens-Illinois

- Sandia National Laboratories

- Sony

- State of Washington

- Walt Disney

CASE STUDIES

    The following case studies have been chosen to illustrate how some well-known companies are using our products to address different phases of the database life cycle.

    NORTHROP GRUMMAN

    Northrop Grumman is a leading defense electronics, system integration and information technology company that provides an array of world-class technologies and core competencies to military and commercial markets.

    BUSINESS CHALLENGE. Northrop Grumman Integrated Systems and Aerostructures Sector utilizes large database applications to support the manufacturing of airplanes. For example, Northrop Grumman's TRACAT management system tracks problems that arise during the production of an aircraft and their resolution. The critical nature of applications such as the TRACAT system makes it crucial that the database development team at Northrop Grumman Integrated Systems and Aerostructures Sector build and maintain databases that can support vast amounts of data and users while maintaining data integrity.

    SOLUTION. Northrop Grumman Integrated Systems and Aerostructures Sector selected ER/Studio as its solution for the design and maintenance of databases that run critical applications. Utilizing ER/ Studio, Northrop Grumman Integrated Systems and Aerostructures Sector's database developers have been able to create and maintain very large and scalable databases. ER/Studio's ability to generate a visual picture of the multiple and complex relationships among Northrop Grumman ISA's databases allows its database administrators to easily build applications and extend their functionality. Northrop Grumman Integrated Systems and Aerostructures Sector's database administrators have also found that ER/Studio can help in other difficult, error-prone database management tasks, such as the comparing, synchronizing and moving of a database, which is known as a database migration. According to Northrop Grumman Integrated Systems and Aerostructures Sector's IT staff, ER/Studio allowed one programmer to accomplish a difficult database migration in four days, a task which might have taken multiple developers weeks otherwise to complete.

    CYBERGOLD

    CyberGold is an online incentives marketing company with an Internet community estimated by CyberGold to have approximately 4.5 million members.

    BUSINESS CHALLENGE. To attract and retain members, CyberGold constantly introduces new promotions, content and features to its web sites. The implementation of these enhancements can require complex database programming, which CyberGold needs to accomplish as quickly as possible with minimal errors. These programming changes are critical to CyberGold because most actions a consumer takes in interacting with CyberGold's web site, including signing up, logging in, earning incentive rewards and purchasing an item, involve database access and updates.

    SOLUTION. To support the demands of its constantly changing web site, CyberGold selected Rapid SQL for the development of its web sites' underlying databases. CyberGold believes that Rapid SQL simplifies the development process because it provides an easy-to-use development environment capable of automatically generating code necessary to accomplish complex programming tasks with optimal results. According to CyberGold's IT staff, Rapid SQL has led to increased productivity, shorter development cycles and improved software quality. With Rapid SQL, CyberGold IT professionals can more quickly write complex database programming instructions that deliver valuable information and reports to management, enabling them to make more timely business decisions.

    MCI WORLDCOM

    MCI WorldCom is a global leader in communications services with operations in more than 65 countries.

    BUSINESS CHALLENGE. The growth of MCI WorldCom's business largely depends on the success of its sales force. A key tool for its sales organization is its Forecast Information Revenue Sales Tool application, which generates, tracks and reports on sales activities. The application must be available continuously because any downtime could result in poor customer service and erroneous customer information provided to decision makers. MCI WorldCom must ensure that the application and the underlying databases are designed effectively, developed rapidly and managed to provide optimal availability and performance.

    SOLUTION. MCI WorldCom chose our suite of database design, development and administrative products to manage the life cycle of the database underlying one of its most critical applications. According to MCI WorldCom's IT staff, the easy-to-use integrated product suite of ER/Studio, Rapid SQL and DBArtisan lets them move from design to production in a fraction of the time that it took prior to adopting our solution. Additionally, the improved ability to identify performance bottlenecks and database errors using our products ensures that the application will be continuously available to the sales force, once it is in production. Also, by having its designers, developers and database administrators standardize on a solution with a consistent user interface, MCI WorldCom has experienced enhanced communication, collaboration and productivity associated with its development projects.

SALES AND MARKETING

    NORTH AMERICAN SALES. We sell our software in the U.S. and Canada primarily through our direct telesales force, which has allowed us to build a broad customer base efficiently. By leveraging the effective use of the telephone and the Internet for product evaluations and sales, our direct telesales approach allows us to respond more rapidly to customer needs while maintaining an efficient, low-cost sales model. We intend to continue to build our telesales organization. In addition, we plan to complement our direct telesales effort with a focused field sales organization that will target major accounts. The field sales organization is intended to help us further penetrate and better manage large customer accounts and to drive larger sales transactions and enterprise-wide implementation of our products. Currently, sales cycles range between 2-3 months for departmental sales and up to 12 months for large-scale implementations.

    INTERNATIONAL SALES. We sell our software internationally primarily through distributors and plan to expand our global distribution capabilities. International sales represented 10.9% of our total revenues in 1999 and were generated primarily by our affiliated distributor, Embarcadero Europe Ltd., which manages the sales, marketing, distribution and support of our products in Europe, the Middle East and Africa. In other overseas markets, we intend to sell our products through independent distributors, which will generally have non-exclusive distribution rights for their respective territories. We have entered into a three-year agreement with a Japanese distributor with exclusive rights to sell our products to end users in Japan. Our international distributors perform sales, marketing and technical support functions for their local customers.

    MARKETING. Our marketing efforts focus on generating sales leads and building brand awareness about our products. Our marketing efforts include advertising in trade journals, promoting a strong web presence, maintaining an active public relations program, attending user group conferences, participating in major database trade shows and forging strategic alliances with other technology companies. We plan to increase our marketing efforts directed at IT management to facilitate wider deployments of our products. In addition, we may enter into strategic marketing relationships with other companies whose business goals complement our own.

CUSTOMER SERVICE AND SUPPORT

    CUSTOMER SERVICE. Our customer service department handles customer inquiries about product licensing. Customer service representatives activate customer licenses and are responsible for managing maintenance renewals. We team customer service representatives with salespeople in order to provide a coordinated approach to customer sales and service requirements.

    TECHNICAL SUPPORT.  Customers receive technical support for the first
60 days after licensing a product. In addition, customers may extend the period of technical support by purchasing maintenance contracts. We offer optional annual service contracts to customers that entitle them to receive all product upgrades and technical support. Our standard maintenance contract covers a 12-month period, is payable in advance and is renewable at the customer's option.

    Technical support is provided for North American customers through our offices in San Francisco, California. We currently offer technical support from 6 a.m. to 6 p.m., Pacific Time, Monday through Friday. In the future, we plan to offer premium service plans providing for around-the-clock service for an additional fee. We deliver technical support by email, fax or telephone. Depending on the product involved and the nature of the inquiry, a technical support dispatcher assigns and routes cases to the appropriate technical support engineer. As sales of our products grow, we plan to hire more support personnel.

    Internationally, our distributors are generally responsible for providing customer service and technical support.

RESEARCH AND DEVELOPMENT

    Our research and development efforts are focused primarily on enhancing our core technology and existing products, and developing additional applications that enable organizations to manage the database life cycle. Members of our research and development group have extensive experience in databases, database management software, enterprise applications and Internet technologies. We organize our research and development staff into discrete engineering teams responsible for specific products in each phase of the database life cycle. Our core engineering team is responsible for enhancing our current database administration products and exploring new product technologies for the administration phase of the database life cycle. Separate engineering teams focus on our database design and database development product lines. We supplement our internal software development efforts by using outside contractors when we believe they can perform discrete programming tasks more effectively. In addition, we are establishing relationships with contractors that may undertake product development efforts in exchange for fees and/or royalties.

    Our software development approach consists of a well-defined methodology that provides guidelines for planning, controlling and implementing projects. We employ a daily-build process that increases the collaboration, communication and accountability of all software development team members individually and collectively. Because we build on a core architecture, our products are tightly integrated, which helps to reduce the number of application development errors. Our engineering teams work closely with our quality assurance organization in an effort to ensure quality product releases. As each product development program approaches release, the software undergoes rigorous, iterative testing, bug fixing, code stabilization and documentation.

    Our future success depends largely on our ability to continue enhancing existing products and to develop new ones that reinforce our competitive position and our value proposition to customers. We have made and will continue to make substantial financial and organizational investments in research and development. Extensive product development input is obtained through customer feedback, by monitoring evolving user requirements and by evaluating competing products. We have instituted a product marketing function that is responsible for translating customer requirements and market opportunities into product development initiatives that our engineering teams can execute.

PROPRIETARY RIGHTS

    We rely on copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to establish and protect our proprietary rights. We also enter into confidentiality agreements with employees and consultants and attempt to restrict access to proprietary information on a need-to-know basis. Despite such precautions, unauthorized third parties may be able to copy aspects of our products or obtain and use information that we consider as proprietary.

    We license our software products primarily under shrink-wrap licenses included as part of product packaging. Shrink-wrap licenses are not negotiated with or signed by individual licensees and purport to take effect upon the opening of the product package or downloading of the product from the Internet. These measures afford only limited protection. Policing unauthorized use of our products is difficult and we are unable to determine the extent to which piracy of our software exists. In addition, the laws of some foreign countries do not protect our proprietary rights as well as United States laws.

    We may have to enter into litigation to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others with respect to our rights. Litigation is generally very expensive and can divert the attention of management from daily operations. Accordingly, intellectual property litigation could materially adversely affect our business and operating results.

    We are not aware of any case in which we are infringing the proprietary rights of others. However, third parties may bring infringement claims against us. Any such claim is likely to be time consuming and costly to defend, could cause product delays and could force us to enter into unfavorable royalty or license agreements with third parties. A successful infringement claim against us could require us to enter into a license or royalty agreement with the claimant or develop alternative technology. However, we may not be able to negotiate favorable license or royalty agreements, if any, in connection with such claims and we may fail to develop alternative technology on a timely basis. Accordingly, a successful product infringement claim against us could materially adversely affect our business and operating results.

COMPETITION

    The market for our products is highly competitive, dynamic and subject to rapidly changing technology. We compete primarily against other providers of database management utilities, which include Computer Associates, Quest Software and other independent software vendors.

    Our products also compete with products offered by the manufacturers of the database services with which they are compatible, including Oracle, Microsoft and IBM. Some of these competing products are provided at no charge to their customers. We expect that companies such as Oracle, Microsoft and IBM will continue to develop and incorporate into their products applications which compete with our products and may take advantage of their substantial financial, technical, marketing and distribution resources in those efforts.

    We presently compete on numerous factors, including product functionality and heterogeneity, reliability, ease-of-use, performance, scalability, time-to-market, customer support and total cost of ownership. We believe that we currently compete favorably overall. However, the market for our products is dynamic and we may not compete successfully in the future with respect to one or more of these factors.

    Many of our competitors have longer operating histories, substantially greater financial, technical, marketing and other resources and greater name recognition than we do. They also may be able to respond more quickly than we can to changes in technology or customer requirements. Competition could seriously impede our ability to sell additional products on acceptable terms. Our competitors may:

    - develop and market new technologies that render our products obsolete, unmarketable or otherwise less competitive;

    - make strategic acquisitions or establish cooperative relationships among themselves or with other companies, thereby enhancing the functionality of their products or increasing their operating margins; or

    - establish or strengthen cooperative relationships with channel or strategic partners which limit our ability to sell or to co-market products through these channels.

EMPLOYEES

    As of December 31, 1999, we had 105 employees, 43 of whom were engaged in research and development, 36 in sales and marketing, 14 in customer service and support and 12 in finance and administration. Our future performance depends largely on our continuing ability to attract, train and retain highly qualified technical, sales, service, marketing and managerial personnel. None of our employees is represented by a collective bargaining agreement. We have not experienced any work stoppages and consider our relations with our employees to be good.

FACILITIES

    Our principal offices currently occupy approximately 14,500 square feet in San Francisco, California pursuant to leases that expire in June 2004. In addition, we maintain a research and development facility of approximately 4,600 square feet in Pacific Grove, California pursuant to leases that expire in August 2002 and December 2003.

    We believe that our facilities are adequate for the next six to nine months and that, if required, we can lease suitable additional space on commercially acceptable terms to accommodate expansion.

LEGAL PROCEEDINGS

    We are not currently a party to any material pending legal proceedings.

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
                                   MANAGEMENT

OFFICERS AND DIRECTORS

    The following table sets forth information regarding our officers and directors as of April 18, 2000:

NAME                                        AGE                      POSITION
----                                     ----------                  --------
EXECUTIVE OFFICERS
Stephen R. Wong........................      40       Chairman
Ellen W. Taylor........................      62       President, Chief Executive Officer and
                                                       Director
Raj P. Sabhlok.........................      36       Senior Vice President of Finance and
                                                       Corporate Development
Walter F. Scott III....................      33       Vice President of Sales
Coleen J. Weeks........................      39       Vice President of Marketing

OTHER OFFICERS
Susan A. Fleck.........................      56       Vice President of Customer Care
Nigel C. Myers.........................      32       Vice President of Product Development
Jeffrey Newman.........................      45       Vice President of Product Development

DIRECTORS
Frank J. Polestra(1)(2)................      74       Director
Dennis J. Wong(2)......................      43       Director
Michael J. Roberts(1)..................      42       Director

------------------------

(1) Member of the audit committee

(2) Member of the compensation committee

        EXECUTIVE OFFICERS

        STEPHEN WONG is a co-founder of Embarcadero and has served as our Chairman since July 1993. From July 1993 until October 1999, Mr. Wong also served as our Chief Executive Officer. From May 1985 to May 1990, Mr. Wong served as an associate, and subsequently as a partner, of Montgomery Medical Ventures, a venture capital firm, where he specialized in technology transfer and early stage investments. Mr. Wong holds his A.B. from Harvard College and an M.B.A. from the Harvard Business School. Mr. Wong and Dennis Wong, a member of our board of directors, are brothers.

        ELLEN TAYLOR has served as our President and Chief Executive Officer since October 1999. From December 1998 until October 1999, she served as Vice President for Worldwide Marketing at Weather Services
    International, Inc., a division of Litton Industries. From June 1998 until September 1998, she served as Senior Vice President of PC DOCS, a document and knowledge management company. From May 1996 until December 1997, Ms. Taylor served as Chief Operating Officer of Wright Strategies, Inc, a personal digital assistant software company. From May 1991 until October 1995, Ms. Taylor served as Vice President and General Manager of the Norton Utilities Product Group of Symantec Corp., a software company.
    Ms. Taylor holds a B.A. degree from San Diego State University.

        RAJ SABHLOK has served as our Senior Vice President of Finance and Corporate Development since January 2000. From March 1995 until
    December 1999, he served as the Director of Business Development of BMC Software, Inc., a software company. From February 1988 until February 1995, Mr. Sabhlok held a number of technical, marketing and sales management positions with

    The Santa Cruz Operation, Inc., a UNIX software development company. Mr. Sabhlok holds a B.A. degree in Mathematics from the University of California, Santa Cruz.

        WALTER SCOTT III has served as our Vice President of Sales since January 2000. From April 1994 to January 2000, he worked in several executive sales positions including Senior Program Director of Americas Marketing, Sales Manager of Growth Accounts and Senior Sales Representative at BMC Software, Inc. Mr. Scott holds a B.A. degree in Marketing and an M.B.A. degree from the University of Maine.

        COLEEN WEEKS is a co-founder of Embarcadero and has served as our Vice President of Marketing since August 1999. From January 1995 through
    July 1999, Ms. Weeks served as our Vice President of Sales and Marketing and from July 1993 through December 1994 as our Director of Marketing. Previously, she was Director of Marketing for QCR Associates, a pharmaceutical marketing research firm, from November 1988 until July 1993. Ms. Weeks holds a B.A. degree from Georgia State University.

        OTHER OFFICERS

        SUSAN FLECK has served as our Vice President of Customer Care since February 2000. From September 1997 until January 2000, Ms. Fleck served as Vice President of Engineering Services responsible for quality assurance, quality engineering, customer support, documentation, training and release management for New Era of Networks, Inc., a software company. From
    April 1991 to September 1996, she served as Director of Quality Assurance at Attachmate Corporation, an enterprise information access and management software and services company. Ms. Fleck holds a B.S. degree in Computer Science from Kean College.

        NIGEL MYERS is a co-founder of Embarcadero has served as our Vice President of Product Development overseeing our San Francisco product development group since July 1993. Mr. Myers holds a B.S. degree from Pace University.

        JEFFREY NEWMAN has served as our Vice President of Product Development overseeing our Pacific Grove product development group since August 1999. From November 1988 to July 1999, Mr. Newman served as co-founder and President of NewCon Software Inc., a software consulting firm. From 1982 to October 1988, he served as a senior software engineer with Digital
    Research Inc., an operating systems software company.

        DIRECTORS

        FRANK POLESTRA has served as a director since November 1999. He has been the Managing Director of Ascent Venture Partners since March 1999. From 1980 to February 1999, Mr. Polestra served as President of Pioneer Capital Corp., a venture capital firm. Mr. Polestra holds Ph.D. and M.S. degrees in physical chemistry from Yale University and a Doctor of Chemistry degree from the University of Naples, Italy.

        DENNIS WONG has served as a director since July 1993. He is currently the Managing Director of SPI Holdings, a real estate investment company which he formed in September 1995. He is also the President of Prism Capital Corp., an investment company which he formed in 1989. Mr. Wong holds an A.B. degree from Harvard College and an M.B.A. degree from the Harvard Business School. Mr. Wong is a trustee of the San Francisco Museum of Modern Art.
    Mr. Wong and Stephen Wong, our Chairman, are brothers.

        MICHAEL ROBERTS has served as a director since March 2000. He has been Senior Lecturer and Executive Director of Entrepreneurial Studies at Harvard Business School since June 1997. From 1995 through May 1997, Mr. Roberts served as an independent consultant to new ventures primarily in the health care services, wireless communications, automobile services and restaurant industries. Mr. Roberts received his A.B. degree from Harvard College, and an M.B.A. and Ph.D. degrees from Harvard Business School.

    STRATEGIC ADVISOR

    ARTHUR ROCK has served as a strategic advisor to us since February 2000. Mr. Rock has been Principal of Arthur Rock & Co., a venture capital firm, since 1969. He was a director of Intel Corporation from its founding in 1968 until 1999 and held positions of Chairman of the Executive Committee and lead Director of the Board of Directors. Mr. Rock has been a director of AirTouch Communications, Inc. and a trustee of the California Institute of Technology and serves as a director of Echelon Corporation. Mr. Rock received a B.S. degree in Political Science and Finance from Syracuse University and an M.B.A. degree from Harvard University.

CLASSIFIED BOARD OF DIRECTORS

    Our bylaws provide that all directors will be part of a classified board of directors, consisting of three classes of directors, each serving staggered three-year terms. As a result, only a portion of our directors will be elected each year. We will elect directors to initial staggered terms prior to the closing of this offering. See "Description of Capital Stock--Effect of Certain Provisions of Our Certificate of Incorporation, Bylaws and the Delaware Anti-Takeover Statute."

BOARD COMMITTEES

    We have established an audit committee and a compensation committee. Frank Polestra and Michael Roberts are currently members of the audit committee. We intend to appoint another member to our Board and to the audit committee within three months of the closing of this offering. The audit committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits.

    Frank Polestra and Dennis Wong are members of the compensation committee. The compensation committee makes recommendations to the board of directors regarding our stock and compensation plans, approves compensation of certain officers and grants stock options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Dennis Wong, a member of the compensation committee, is the brother of Stephen Wong, the former Chief Executive Officer and the current Chairman of Embarcadero. During 1999, Stephen Wong received $60,000 in salary and $90,000 in bonus compensation.

DIRECTOR COMPENSATION

    Directors do not receive any cash fees for their service on the board or any board committee, but they are entitled to reimbursement for all reasonable out-of-pocket expenses incurred in connection with their attendance at board and board committee meetings. From time to time, directors who are not employees of Embarcadero have received grants of options to purchase shares of our common stock. Following this offering, directors will receive automatic option grants under our 2000 Nonemployee Directors Option Plan. See "Stock Plans--2000 Nonemployee Directors Option Plan."

INDEMNIFICATION

    Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (1) breach of their duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) unlawful payments of dividends or unlawful stock repurchases or redemption's, or (4) any transaction from which the director derived an improper personal benefit. This limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our other employees and agents, to the fullest extent permitted by law. We believe that indemnification under our certificate of incorporation and bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws permit such indemnification.

    We intend to enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, will indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Embarcadero arising out of services as one of our directors or officers or such person's services to any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

    There is no pending litigation or proceeding involving a director or officer of Embarcadero in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

    The following table sets forth information regarding the compensation for the fiscal year ended December 31, 1999 paid by us to each person who served as Chief Executive Officer and to our other executive officers who received salary and bonus compensation in 1999 of more than $100,000. These persons are collectively referred to as the "Named Executive Officers." The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total salary and bonus earned by each of the Named Executive Officers in 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                                    ANNUAL          ------------
                                                                 COMPENSATION        SECURITIES
                                                             --------------------    UNDERLYING
NAME AND PRINCIPAL POSITION                                  SALARY($)   BONUS($)    OPTIONS(#)
---------------------------                                  ---------   --------   ------------
Ellen W. Taylor (1)........................................    44,141         --        880,000(4)
  President and Chief Executive Officer
Stephen R. Wong (2)........................................    60,000     90,000      1,200,000(5)
  Chief Executive Officer
Stuart E. Browning (3).....................................    60,000     75,000             --
  Vice President
Nigel C. Myers.............................................    60,000     75,000             --
  Vice President of Development
Coleen J. Weeks............................................   120,000     85,498             --
  Vice President of Marketing

------------------------

(1) Ms. Taylor became our President and Chief Executive Officer on October 18, 1999. Her current annual salary is $220,000.

(2) Mr. Wong served as our Chief Executive Officer from July 1993 through October 1999 and currently serves as our Chairman.

(3) Mr. Browning served as a Vice President of the company until February 1, 2000.

(4) Three options granted on October 18, 1999 comprise this aggregate amount. One option covers 440,000 shares and has an exercise price of $0.25 per share. The second option covers 220,000 shares and has an exercise price of $2.50 per share. The third option covers 220,000 shares and has an exercise price of $5.00 per share. Each of the options expires on October 18, 2006.

(5) This option was granted on May 31, 1999 and has an exercise price per share is $0.25. The option expires on May 31, 2006.

OPTIONS GRANTS IN LAST FISCAL YEAR

    The following table sets forth information with respect to stock options granted during the fiscal year ended December 31, 1999 to each of the Named Executive Officers. All options were granted under Embarcadero's 1993 Stock Option Plan. Unless stated otherwise, options granted under that plan normally vest over a four-year period in sixteen equal quarterly installments.

    The percentage of options granted is based on an aggregate of 2,599,400 options we granted during the fiscal year ended December 31, 1999 to our employees, including the Named Executive Officers.

    The potential realizable value amounts in the last two columns of the following chart are calculated by assuming a base price of $12.00 per share and represent hypothetical gains that could be achieved for the respective options if exercised and sold at the end of the option term. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holder's continued employment through the vesting period. This table does not take into account any actual appreciation in the price of the common stock from the date of grant to the present.

                                                                                         POTENTIAL
                                                                                        REALIZABLE
                                                                                         VALUE AT
                                                                                          ASSUMED
                                            INDIVIDUAL GRANTS                          ANNUAL RATES
                            -------------------------------------------------         OF STOCK PRICE
                            NUMBER OF     % OF TOTAL                                   APPRECIATION
                            SECURITIES     OPTIONS                                      FOR OPTION
                            UNDERLYING    GRANTED TO    EXERCISE                           TERM
                             OPTIONS     EMPLOYEES IN   PRICE/$    EXPIRATION   ---------------------------
NAME                         GRANTED     FISCAL YEAR     SHARE        DATE        5%($)            10%($)
----                        ----------   ------------   --------   ----------   ----------       ----------
Ellen W. Taylor...........    440,000        16.9        $  0.25    10/18/06     6,965,705        9,143,842
                              220,000         8.5           2.50    10/18/06     2,987,853        4,126,921
                              220,000         8.5           5.00    10/18/06     2,437,833        3,576,921
Stephen R. Wong...........  1,200,000        46.2           0.25     5/31/06    18,997,377       25,210,478
Stuart E. Browning........         --          --             --          --            --               --
Nigel C. Myers............         --          --             --          --            --               --
Coleen J. Weeks...........         --          --             --          --            --               --

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

    The following table sets forth information regarding exercised stock options during the fiscal year ended December 31, 1999 and unexercised options held as of December 31, 1999 by each of the Named Executive Officers. All options were granted under Embarcadero's 1993 Stock Option Plan.

    There was no public trading market for our common stock as of December 31, 1999. Accordingly, these values have been calculated on the basis of the initial public offering price of $12.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

                                                          NUMBER OF SECURITIES
                                                         UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-
                                                            OPTIONS AT FISCAL           THE-MONEY OPTIONS AT
                             SHARES                            YEAR-END(#)               FISCAL YEAR-END($)
                          ACQUIRED ON       VALUE      ---------------------------   ---------------------------
NAME                      EXERCISE (#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      ------------   -----------   -----------   -------------   -----------   -------------
Ellen W. Taylor.........         --              --           --         880,000             --       9,910,000
Stephen R. Wong.........    800,000       9,520,000      150,000       1,050,000      1,762,500      12,337,500
Stuart E. Browning......    800,000       9,520,000           --              --             --              --
Nigel C. Myers..........    800,000       9,520,000           --              --             --              --
Coleen J. Weeks.........         --              --           --              --             --              --

------------------------

EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

    Our 1993 Stock Option Plan provides that, upon a change in control of Embarcadero, each outstanding option will generally become fully vested unless the surviving corporation assumes the option or replaces it with a comparable option.

    We have entered into a letter agreement with Ms. Taylor, our President and Chief Executive Officer, dated September 27, 1999. Under the letter agreement, Ms. Taylor receives an annual base salary of $220,000 and is eligible for an annual bonus of up to $130,000. Ms. Taylor also received an option to purchase 440,000 shares of common stock with an exercise price of $0.25 per share, an option to purchase 220,000 shares of common stock at an exercise price of $2.50 per share and an option to purchase 220,000 shares of common stock at an exercise price of $5.00 per share. In the event of a change of control within six months of the commencement of Ms. Taylor's employment, or if the company enters into an agreement that could result in a change of control within such six-month period and the change of control occurs within nine months of the commencement of her employment, Ms. Taylor's options will become exercisable with respect to 50% of the underlying shares of common stock. In addition, Ms. Taylor's options will become exercisable with respect to 25% of the underlying shares of common stock if Ms. Taylor's employment with Embarcadero is terminated without cause on or before October 19, 2000 or, if her employment with Embarcadero is terminated without cause after October 19, 2000, her options will continue to vest for six months following her termination. Ms. Taylor is also entitled to twelve months' severance pay and benefits following her termination without cause.

    We have entered into a letter agreement with Mr. Sabhlok, our Senior Vice President of Finance and Corporate Development, dated January 24, 2000. Under the letter agreement, Mr. Sabhlok receives an annual base salary of $200,000 and is eligible for an annual bonus up to $75,000. Mr. Sabhlok also received an option to purchase 500,000 shares of common stock at an exercise price of $1.50 per share and an option to purchase 100,000 shares of common stock at an exercise price of $5.00 per share. In the event of a change of control within six months of the commencement of Mr. Sabhlok's employment, or if the company enters into an agreement that could result in a change of control within such six-month period and the change of control occurs within nine months of the commencement of his employment, Mr. Sabhlok's option will become exercisable with respect to the greater (1) of the number of underlying shares of common stock that will enable him to realize $5 million of value or (2) 150,000 shares. In addition, Mr. Sabhlok's options will become exercisable with respect to 25% of the underlying shares of common stock if Mr. Sabhlok's employment with Embarcadero is terminated without cause on or before January 24, 2001 or, if his employment with Embarcadero is terminated without cause after January 24, 2001, his options will continue to vest for six months following his termination.
Mr. Sabhlok is also entitled to six months' severance pay and benefits following his termination without cause. We have also agreed to reimburse Mr. Sabhlok for up to 70% of any losses that he suffers in the event that he is unable to realize gains on stock options from his former employer. In March 2000, we reimbursed Mr. Sabhlock $306,711 pursuant to this agreement.

    We have entered into a letter agreement with Mr. Scott, our Vice President of Sales, dated December 31, 1999. Under the letter agreement, Mr. Scott receives an annual base salary of $200,000 and is eligible for an annual bonus of up to $300,000. Mr. Scott also received an option to purchase 500,000 shares of common stock at an exercise price of $1.50 per share and an option to purchase 100,000 shares of common stock at an exercise price of $5.00 per share. In the event of a change of control within six months of the commencement of Mr. Scott's employment, or if the company enters into an agreement that could result in a change of control within such six-month period and the change of control occurs within nine months of the commencement of his employment, Mr. Scott's option will become exercisable with respect to the greater of (1) the number of underlying shares of common stock that will enable him to realize $6 million of value or (2) 150,000 shares. In addition, Mr. Scott's options will become exercisable with respect to 25% of the underlying shares of common stock if Mr. Scott's employment with Embarcadero is terminated without cause on or before January 2, 2001 or, if his employment with Embarcadero is terminated without cause after January 2, 2001, his options will continue to vest for six months following his termination. Mr. Scott is also entitled to six months' severance pay and benefits following his termination without cause. We have also agreed to reimburse Mr. Scott for up to 70% of the losses that he suffers in the event that he is unable to realize gains on stock options from his former employer. In March 2000, we reimbursed Mr. Scott $76,872 pursuant to this agreement.

EMPLOYEE BENEFIT PLANS

STOCK OPTION PLAN. Our board of directors adopted our 1993 Stock Option Plan on November 1, 1993. The plan was amended and restated in February 2000. This plan provides for the grant of incentive stock options to our employees and nonstatutory stock options to our employees, directors and consultants. As of April 14, 2000, 11,300,000 shares of common stock were reserved for issuance under this plan. Of these shares, 4,466,596 were issued upon exercise of stock options, 4,128,268 shares were subject to outstanding options and 2,705,136 shares were available for future grant.

    Our board of directors or a committee appointed by the board administers the stock option plan and determines who is granted options and the terms of options granted, including the exercise price, the number of shares subject to individual option awards and the vesting period of options.

    The exercise price for incentive stock options granted under the plan may not be less than 100% of the fair market value of our common stock on the option grant date. The exercise price of nonstatutory options must generally be not less than 85% of the fair market value of our common stock on the option grant date.

    Options generally expire seven years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The plan provides that no participant may receive options covering more than 600,000 shares in any one-year period.

    An option under plan will generally become fully vested upon a change of control, unless the surviving corporation assumes the option or provides an economically equivalent substitute for the option. A change in control includes:

    - an acquisition of 50% or more of our outstanding stock by any person or entity;

    - a sale of all or substantially all of our assets;

    - a merger of Embarcadero after which our own stockholders own 50% or less of the company or any successor company; or

    - any other transaction which our board of directors determines, in its discretion, would materially alter the structure, ownership or control of the company.

    Except as otherwise determined by the board or committee administering the plan, a participant may not transfer rights granted under our stock option plan other than by will, the laws of descent and distribution or as otherwise provided under the plan.

    Our board of directors may amend the plan at any time, subject to any required stockholder approval. The plan will terminate in November 2003 unless terminated earlier by the board of directors.

2000 NONEMPLOYEE DIRECTORS STOCK OPTION PLAN. We adopted the 2000 Nonemployee Directors Stock Option Plan in February 2000 and have reserved a total of 200,000 shares of common stock for issuance thereunder. Of these shares, 25,000 were subject to outstanding options as of April 14, 2000. Under the plan, each nonemployee director receives an automatic grant of a nonstatutory stock option to purchase 25,000 shares of common stock on the date on which such person first becomes a director. At the first board of directors meeting immediately following each annual stockholders meeting beginning with the 2001 annual stockholders meeting, Embarcadero will automatically grant each nonemployee director a nonstatutory option to purchase 5,000 shares of common stock. The exercise price of options under the plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the plan is ten years. The options become exercisable over three years in equal quarterly installments. The plan will terminate in February 2010, unless terminated earlier in accordance with the provisions of the plan.

401(K) PLAN. In October 1999 our board of directors adopted a Retirement Savings and Investment Plan covering our full-time employees located in the United States. This plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to this plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn. Pursuant to the plan, employees may elect to reduce their current compensation from a minimum of one percent of their annual compensation up to the statutory prescribed annual limit ($10,500 in 2000) and to have the amount of the reduction contributed to the plan. We do not currently make additional matching contributions on behalf of plan participants.

                           RELATED PARTY TRANSACTIONS

EMPLOYMENT AGREEMENTS AND OTHER COMPENSATION ARRANGEMENTS

    We have entered into letter agreements with Ellen Taylor, our President and Chief Executive Officer, Raj Sabhlok, our Senior Vice President of Finance and Corporate Development, and Walter Scott, our Vice President of Sales, which describes the terms and conditions of their employment with Embarcadero. See "Management--Employment and Change of Control Arrangements."

OPTION GRANTS

    We have granted options to our directors and executive officers, and we intend to grant additional options to our directors and executive officers in the future. See "Management--Option Grants in Last Fiscal Year" and "Management--Director Compensation."

INDEMNIFICATION AGREEMENTS

    We intend to enter into indemnification agreements with our directors and executive officers. Such agreements may require us, among other things, to indemnify our officers and directors, other than for liabilities arising from willful misconduct of a culpable nature, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management--Indemnification."

LOANS TO OFFICERS AND DIRECTORS

    On March 1, 1999, we loaned $40,000 to each of Stephen R. Wong, our Chairman, Dennis J. Wong, a director, Stuart E. Browning, our former Vice President, and Nigel C. Myers, our Vice President of Product Development, and $55,000 to Jeffrey Newman, our Vice President of Product Development. Each of the loans was extended to finance the exercise of stock options.
Messrs. S. Wong, D. Wong, Browning and Myers exercised options to purchase 800,000 shares of our common stock with their loans, and Mr. Newman exercised options to purchase 1,100,000 shares of common stock with his loan. In connection with the loans, we received promissory notes in the amount of the loans, each bearing interest at the prevailing prime rate. Principal and interest were due no later than March 1, 2001. All of the notes were repaid in full in December 1999.

OTHER RELATED PARTY TRANSACTIONS

    Stuart Browning, a former Vice President of the company, resigned his position with Embarcadero effective February 1, 2000. In February 2000, we entered into an agreement with Mr. Browning which provides for him to receive severance payments in the aggregate amount of $120,000 and continued medical benefits for up to twelve months.

    In August 1999, we entered into a three-year office lease for our Pacific Grove facility with NewCon Software, a corporation controlled by Jeffrey Newman, who serves as our Vice President of Product Development. Our monthly payments under the lease are $10,000.

    We believe that the transactions above were made on terms no less favorable to us than could have been obtained from unaffiliated parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will continue to be made on terms no less favorable to us than could have been obtained from unaffiliated parties.

    In September, 1998, we acquired a 44% interest in Embarcadero Europe Ltd., which became our affiliated distributor. In connection with our acquisition of an equity interest in Embarcadero Europe, we also entered into a distribution agreement pursuant to which we granted Embarcadero Europe rights to distribute our products in Europe, the Middle East and Africa. We have options until October 2001 to acquire the remaining 56% of Embarcadero Europe's capital stock at a price equal to 56% of two times Embarcadero Europe's gross revenues for the twelve months prior to the month in which we exercise our options. If we had exercised our options on March 31, 2000, the acquisition would have cost approximately $3.0 million. The other holders of the capital stock of Embarcadero Europe have options until October 2001 to sell their 56% of Embarcadero's capital stock to us at a price equal 56% of Embarcadero Europe's gross revenues for the twelve months prior to the month in which they exercise their options. If they had exercised their options on March 31, 2000, the cost to us would have been approximately $1.5 million.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth the beneficial ownership of our common stock as of April 18, 2000 and as adjusted to reflect the sale of the shares offered by this prospectus for:

    - each person who is known by us to beneficially own more than 5% of our common stock;

    - each of our directors;

    - each of the Named Executive Officers; and

    - all of our directors and executive officers as a group.

    Percentage of ownership is based on 21,520,489 shares of common stock outstanding as of April 18, 2000, giving effect to the conversion of our preferred stock into common stock upon the closing of this offering, and 25,520,489 shares outstanding after this offering, assuming no exercise of the underwriters' over-allotment options.

    Beneficial ownership is calculated based on requirements of the Securities and Exchange Commission. All shares of the common stock subject to options currently exercisable or exercisable within 60 days after April 18, 2000 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

    Unless otherwise indicated below, each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws.

    Unless otherwise indicated in the table, the address of each individual listed in the table is Embarcadero Technologies, Inc., 425 Market Street, Suite 425, San Francisco, California 94105.

                                                                                         PERCENTAGE OF
                                                                          OPTIONS           SHARES
                                                                        INCLUDED IN   -------------------
                                                    NUMBER OF SHARES    BENEFICIAL     BEFORE     AFTER
NAME OF BENEFICIAL OWNER                           BENEFICIALLY OWNED    OWNERSHIP    OFFERING   OFFERING
------------------------                           ------------------   -----------   --------   --------
Stephen R. Wong..................................       4,998,000         225,500       24.0%      20.2%
Stuart E. Browning...............................       4,800,000              --       22.3       18.8
Nigel C. Myers (1)...............................       4,800,000              --       22.3       18.8
Dennis J. Wong (2)...............................       4,782,500              --       22.2       18.7
Jeffrey Newman...................................       1,100,000              --        5.1        4.3
Coleen J. Weeks (3)..............................         800,000              --        3.7        3.1
Ellen W. Taylor..................................         110,000         110,000          *          *
Frank J. Polestra................................              --              --         --         --
Michael J. Roberts...............................              --              --         --         --
All directors and executive officers as a group
  (10 persons) (4)...............................      16,591,000         335,500       77.4%      65.6%

------------------------
*   Less than 1% of Embarcadero's outstanding common stock.

(1) Includes 124,545 shares held of record by the Trustee of the Myers "Limers" Trust. Nigel Myers is a trustee of the trust.

(2) Includes 150,000 shares held of record by the Ethan Wong Investment Trust and 150,000 shares held of record by the Audrey Wong Investment Trust. Dennis Wong is a trustee for each trust.

(3) Includes 50,000 shares held of record by the Coleen Weeks 2000 Grantor Retained Annuity Trust, Trust Number 1 and 50,000 shares held of record by the Coleen Weeks 2000 Grantor Retained Annuity Trust Number 2. Coleen Weeks is the trustee of each trust.

(4) Does not include shares held by Stuart Browning, a former Vice President of the company who resigned effective February 1, 2000.

                          DESCRIPTION OF CAPITAL STOCK

    At the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock.

    The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation to be effective after the closing of this offering, our bylaws and the provisions of applicable Delaware law.

COMMON STOCK

    As of April 18, 2000, there were 21,266,596 shares of common stock outstanding held of record by approximately 51 stockholders. There will be 25,520,489 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options, after giving effect to the sale of common stock in the offering and the conversion of our outstanding preferred stock.

    Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders.

    Subject to preferences to which holders of preferred stock issued after the sale of the common stock offered hereby may be entitled, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

    Holders of common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

PREFERRED STOCK

    Upon the closing of this offering, each share of our outstanding Series A preferred stock will automatically convert into one share of common stock. After the closing, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, $0.001 par value per share, in one or more series, each of such series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

EFFECT OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND THE DELAWARE ANTI-TAKEOVER STATUTE

CERTIFICATE OF INCORPORATION AND BYLAWS. Provisions of our amended and restated certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors, eliminate the ability of our stockholders to act by written consent and do not provide for cumulative voting in the election of directors. Our bylaws provide for the division of the board of directors into three classes, with each class serving three-year terms. In addition, our bylaws provide that special meetings of the stockholders may be called only by the board of directors and that the authorized number of directors may be changed only by resolution of the board of directors. These provisions may make it more difficult for stockholders to take corporate actions and could have the effect of delaying or preventing a change in control of Embarcadero.

DELAWARE ANTI-TAKEOVER STATUTE. We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder," unless any of the following conditions are met. The law will not apply if:

    - prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

    Section 203 defines "business combination" to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

    - subject to exceptions, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; and

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an "interested stockholder" as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

    After this offering, the holders of 253,893 shares of common stock issuable upon the conversion of our Series A preferred stock upon the closing of this offering will be entitled to registration rights in the event we register any shares of our common stock under the Securities Act. If we plan to register any shares of our common stock, we have to notify those stockholders and they may be entitled to include all or part of their shares in the registration. However, these registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares included in a registration.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, (assuming no exercise of the underwriters' over-allotment option) we will have outstanding an aggregate of 25,520,489 shares of common stock outstanding, assuming no exercise of outstanding options. Of the total outstanding shares, the 4,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 as described below.

SALES OF RESTRICTED SHARES

    The remaining 21,520,489 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Except for 45,000 shares, which will be eligible for sale under Rule 144(k) on the effective date, all of these shares will be subject to "lock-up" agreements providing that the stockholder will not offer, sell or otherwise dispose of any of the shares of common stock owned by them for a period of 180 days after the date of this offering. However, holders of such restricted shares who have not been officers, directors or affiliates of Embarcadero on or since the date of this prospectus may offer, sell or otherwise dispose of 25% of their shares on the earlier of 90 days after the date of this offering or on the second trading day after the first public release of Embarcadero's quarterly results if the last recorded sale price on the Nasdaq National Market for 20 of the 30 trading days ending on such date is at least twice the price per share in the initial public offering. These stockholders may also offer, sell or otherwise dispose of an additional 25% of their shares 135 days after the date of this offering if the price per share of common stock has achieved the same target level. However, Donaldson, Lufkin & Jenrette, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Upon expiration of the lock-up agreements, 15,010 shares will become eligible for sale pursuant to Rule 144(k), 16,755,000 shares will become eligible for sale under Rule 144 and 4,466,596 shares will become eligible for sale under Rule 701.

         ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET
               (LISTED BY DATE UPON WHICH SHARES BECOME SALEABLE)

                                                  NUMBER OF
DATE                                                SHARES                  COMMENTS
----                                              ----------   -----------------------------------
At the effective date...........................      45,000   Shares saleable under Rule 144(k)

90 days after the effective date or
  second trading day following first public
  release of quarterly earnings (1).............      41,649   Shares saleable under Rule 701

135 days after the effective date (1)...........      41,649   Shares saleable under Rule 701

180 days after the effective date
  (expiration of lock-up).......................  21,138,298   Shares saleable under Rule 144,
                                                               144(k) and 701

February 17, 2001...............................     253,893   Shares saleable under Rule 144

------------------------

(1) The number of shares listed may be offered, sold or traded provided that the last recorded sale price per share for 20 of the 30 trading days ending on such date is at least twice the initial public offering price per share.

    After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock option plans. Based upon the number of shares subject to outstanding options as of April 14, 2000 and currently reserved for issuance under both of these plans, this registration statement would cover approximately 6,833,404 shares. Shares registered under the registration statement will generally be available for sale in the open market immediately after the 180-day lock-up agreements expire.

RULE 144

    In general, under Rule 144 as currently in effect, a person including an affiliate, who has beneficially owned shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding (which will equal approximately 255,000 shares immediately after this offering); or

    - the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are generally subject to the availability of current public information about Embarcadero.

RULE 144(k)

    Under Rule 144(k), a person who is deemed to have not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

RULE 701

    In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. However, holders of shares that would otherwise be saleable under Rule 701 are subject to the contractual restrictions described above which restrict the sale or disposition of such shares for 180 days following the effective date.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement, dated
      , 2000, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), U.S. Bancorp Piper
Jaffray Inc., Wit SoundView Corporation and DLJDIRECT Inc. (the "representatives"), have severally agreed to purchase from the Company the respective number of shares of common stock set forth opposite their names below.

                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
Donaldson, Lufkin & Jenrette Securities Corporation.........
U.S. Bancorp Piper Jaffray Inc..............................
Wit SoundView Corporation...................................
DLJDIRECT Inc...............................................
                                                              ---------
    Subtotal................................................  4,000,000
                                                              =========

    The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of legal matters and to various other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

    The underwriters initially propose to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to dealers (including the underwriters) at such price less a concession not in excess of $
per share. The underwriters may allow, and such dealers may re-allow, to other
dealers a concession not in excess of $           per share. After the initial
offering of the common stock, the public offering price and other selling terms may be changed by the representatives at any time without notice. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    An electronic prospectus will be available on the web sites maintained by DLJDIRECT Inc., an affiliate of DLJ, and Wit Capital Corporation, an affiliate of Wit SoundView Corporation. The information on these web sites relating to the offering is not part of this prospectus and has not been approved or endorsed by Embarcadero or the underwriters, and should not be relied on by prospective investors.

    Embarcadero has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 600,000 additional shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment in the offering as indicated in the preceding table.

    The following table sets forth the items of compensation to be included as underwriting compensation under the rules of the National Association of Securities Dealers, Inc.:

                                                                                    TOTAL
                                                    PER SHARE
                                           WITHOUT OVER-   WITH OVER-    WITHOUT OVER-   WITH OVER-
                                             ALLOTMENT      ALLOTMENT      ALLOTMENT      ALLOTMENT
Underwriting discounts and commissions
  paid by us.............................     $             $               $             $

Additional deemed compensation paid by us

Total....................................     $             $               $             $
                                              ========      ========        ========      ========

    We will pay to the underwriters discounts and commissions in an amount equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock.

    Employees of DLJ invested in the private placement of our Series A preferred stock in February 2000, purchasing an aggregate of 41,669 shares of Series A preferred stock on the same terms and conditions as the other investors in the private placement, including price per share. Series A preferred stock is convertible into common stock on a 1-for-1 basis. Pursuant to the rules of the National Association of Securities Dealers, Inc. the 41,669 share of Series A preferred stock purchased by employees of DLJ are presumed to be underwriting compensation. The additional deemed compensation included in the chart above was computed in accordance with the rules of the National Association of Securities Dealers, Inc. The 41,669 shares of common stock issuable upon conversion of the Series A preferred stock purchased by employees of DLJ are restricted as to sale, transfer, assignment, pledge or hypothecation for a period of one year following the effective date of this prospectus.

    Embarcadero has agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

    Each of Embarcadero, its executive officers and directors and its stockholders have agreed, subject to exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of common stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this prospectus without the prior written consent of DLJ. However, 25% of the shares of common stock subject to the restrictions described above (other than shares owned by directors, officers or affiliates) will be released from these restrictions if the reported last sale price of the common stock on the Nasdaq National Market is at least twice the initial public offering price for 20 of the 30 consecutive trading days ending on the last trading day of the 90-day period after the date of this prospectus. These shares will be released on the later to occur of the 90-day period after the date of this prospectus and the second trading day after the first public release of our quarterly results. An additional 25% of the shares subject to the restrictions described above will be released from these restrictions if the reported last sale price of the common stock on the Nasdaq National Market is at least twice the initial public offering price for 20 of the 30 consecutive trading days ending on the last trading day of the 135-day period after the date of this prospectus.

    Prior to the offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered hereby will be determined by negotiation among Embarcadero and the representatives. The factors to be considered in determining the initial public offering price include:

    - the history of and the prospects for the industry in which Embarcadero competes;

    - the past and present operations of Embarcadero;

    - the historical results of operations of Embarcadero;

    - the prospects for future earnings of Embarcadero;

    - the recent market prices of securities of generally comparable companies; and

    - the general condition of the securities markets at the time of the offering.

    The underwriters have reserved up to an aggregate of 400,000 shares of the common stock to be sold in this offering for sale to some of our employees and associates of our employees and directors, and to other individuals or companies who have commercial arrangements or personal relationships with us. Up to 200,000 of these shares will be reserved for our employees, directors and vendors and will be administered by DLJ. Through this directed share program, we intend to ensure that our employees, directors and vendors have the opportunity to purchase our common stock at the same price that we are offering our shares to the general public. Prospective participants in this program will not receive any investment materials other than a copy of this prospectus, and will be permitted to participate in this offering at the initial public offering price presented on the cover page of this prospectus. No commitment to purchase shares by any participant in this program will be accepted until after the registration statement of which this prospectus is a part is effective and an initial public offering price has been established. The number of shares available for sale to the general public will be reduced by the number of shares sold through this program. Any shares reserved for the directed share program which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

    Up to 200,000 shares will be reserved for the benefit of selected customers and users of our products pursuant to a directed share program being administered by Wit SoundView Corporation's affiliate, Wit Capital Corporation. We cannot assure you that any of the reserved shares subject to this program will be so purchased. The number of shares of common stock available for sale to the general public in this offering will be reduced by the number of reserved shares sold pursuant to this program. Any reserved shares not purchased through this program will be offered to Wit Capital Corporation customers on the same basis as the other shares in this offering pursuant to Wit Capital's ordinary rules and procedures. Purchases of the reserved shares pursuant to the directed share program administered by Wit Capital Corporation may only be made through an account at Wit Capital in accordance with Wit Capital's procedures for opening an account and transacting in securities. In addition, Wit SoundView Corporation is an underwriter of additional shares in the offering.

    Other than in the United States, no action has been taken by Embarcadero or the underwriters that would permit a public offering of the shares of common stock offered hereby in any jurisdiction where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

    In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot the offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover such syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    In the past, DLJ has provided, and may in the future provide, financial advisory services to Embarcadero.

    Because employees of DLJ beneficially own more than 10% of the Company's outstanding preferred stock prior to this offering, which beneficially owned preferred stock will automatically convert into common stock representing approximately 0.2% of the outstanding common stock upon consummation of this offering, this offering is being conducted in accordance with Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. Rule 2720 requires that a "qualified independent underwriter" within the meaning of Rule 2720 participate in the preparation of the registration statement and prospectus for the offering and conduct due diligence as part of such preparation. In addition, if a bona fide independent market does not exist for the offered securities, the public offering price can be no higher than that recommended by the qualified independent underwriter. U.S. Bancorp Piper Jaffray Inc. has accepted the responsibility of acting as the "qualified independent underwriter" with respect to this offering and, accordingly, the initial offering price specified on the cover page of this prospectus does not exceed that recommended by U.S. Bancorp Piper Jaffray Inc. in its capacity as such.

                                 LEGAL MATTERS

    The validity of the common stock being offered by Embarcadero will be passed upon for Embarcadero by Heller Ehrman White & McAuliffe LLP, San Diego, California which has acted as our counsel in connection with this offering. Stephen C. Ferruolo, a member of Heller Ehrman White & McAuliffe LLP, is Secretary of Embarcadero. Certain matters will be passed upon for the underwriters by Milbank, Tweed, Hadley & McCloy LLP, Los Angeles, California.

                                    EXPERTS

    Our financial statements at December 31, 1998 and 1999 for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

    In December 1999, our board of directors dismissed Odenburg, Ullakko, Muranishi and Co. as our independent accountants and subsequently appointed PricewaterhouseCoopers LLP as our independent accountants. There were no disagreements with the former accountants during the years ended December 31, 1997 and 1998 or during any subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports. The former independent accountants issued an unqualified report on the financial statements as of and for the years ended December 31, 1997 and 1998. We did not consult with PricewaterhouseCoopers LLP on any accounting or financial reporting matters in the periods prior to their appointment.

                             ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act, with respect to the shares to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to us and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

    We will be filing quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at "www.sec.gov".

                         INDEX TO FINANCIAL STATEMENTS

                         EMBARCADERO TECHNOLOGIES, INC.

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Changes in Stockholders' Equity (Deficit).....  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Embarcadero Technologies, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Embarcadero Technologies, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, CA
February 17, 2000

                         EMBARCADERO TECHNOLOGIES, INC.

                                 BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,         PRO FORMA
                                                              -------------------   DECEMBER 31,
                                                                1998       1999         1999
                                                              --------   --------   -------------
                                                                                     (UNAUDITED)
                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $   13    $ 1,804       $ 1,804
  Trade accounts receivable, net of allowance for doubtful
    accounts of $114 in 1998 and $153 in 1999...............    1,674      2,834         2,834
  Related party accounts receivable.........................      176        696           696
  Prepaid and other current assets..........................      481        310           310
  Deferred tax assets.......................................       --         --           244
                                                               ------    -------       -------
    Total current assets....................................    2,344      5,644         5,888

Property and equipment, net.................................      342        958           958
Investment in affiliated company............................       16         --            --
Other assets................................................        4         46            46
                                                               ------    -------       -------
Total assets................................................   $2,706    $ 6,648       $ 6,892
                                                               ======    =======       =======

       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable and accrued liabilities..................   $  216    $   806       $   806
  Deferred revenue..........................................    2,706      4,094         4,094
  Notes payable to stockholders.............................       --      1,000         1,000
  Deferred tax liabilities..................................       --         --           518
                                                               ------    -------       -------
    Total current liabilities...............................    2,922      5,900         6,418

Commitments (Note 6)

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock: no par value; 40,000,000 shares authorized;
    16,838,344 and 21,175,564 shares issued and outstanding
    at December 31, 1998 and 1999...........................       --         --            --
  Additional paid-in capital................................      232     14,663        10,523
  Deferred stock-based compensation.........................      (96)   (10,049)      (10,049)
  Accumulated deficit.......................................     (352)    (3,866)           --
                                                               ------    -------       -------
    Total stockholders' equity (deficit)....................     (216)       748           474
                                                               ------    -------       -------
Total liabilities and stockholders' equity (deficit)........   $2,706    $ 6,648       $ 6,892
                                                               ======    =======       =======

   The accompanying notes are an integral part of these financial statements.

                         EMBARCADERO TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED DECEMBER 31,
                                                              ------------------------------------
                                                                 1997         1998         1999
                                                              ----------   ----------   ----------
REVENUES:
  License (including sales to affiliate of $1,473 in
    1999)...................................................  $    3,434   $    6,510   $   13,406
  Maintenance...............................................       1,152        2,609        5,446
                                                              ----------   ----------   ----------
      Total revenues........................................       4,586        9,119       18,852
COST OF REVENUES:
  License...................................................         200          321          460
  Maintenance (exclusive of non-cash compensation expense of
    $26 in 1999)............................................         132          251          621
                                                              ----------   ----------   ----------
      Total cost of revenues................................         332          572        1,081
                                                              ----------   ----------   ----------
Gross profit................................................       4,254        8,547       17,771

OPERATING EXPENSES:
  Research and development (exclusive of non-cash
    compensation expense of $18, $63 and $550 in 1997, 1998
    and 1999, respectively).................................       1,874        2,732        4,265
  Sales and marketing (exclusive of non-cash compensation
    expense of $16, $27 and $277 in 1997, 1998 and 1999,
    respectively)...........................................       1,515        2,707        5,388
  General and administrative (exclusive of non-cash
    compensation expense of $0, $9 and $3,408 in 1997, 1998
    and 1999, respectively).................................         580          996        1,577
  Amortization of deferred stock-based compensation.........          34           99        4,261
                                                              ----------   ----------   ----------
      Total operating expenses..............................       4,003        6,534       15,491
                                                              ----------   ----------   ----------
Income from operations......................................         251        2,013        2,280
Interest income.............................................          52           52           88
                                                              ----------   ----------   ----------
Income before income taxes..................................         303        2,065        2,368
Provision for income taxes..................................          (2)         (45)         (82)
                                                              ----------   ----------   ----------
Income before share in affiliated company profit (loss).....         301        2,020        2,286
Share in profit (loss) of affiliated company................          --            8         (100)
                                                              ----------   ----------   ----------
Net income..................................................  $      301   $    2,028   $    2,186
                                                              ==========   ==========   ==========
NET INCOME PER SHARE:
  Basic.....................................................  $     0.02   $     0.12   $     0.11
                                                              ==========   ==========   ==========
  Diluted...................................................  $     0.01   $     0.10   $     0.10
                                                              ==========   ==========   ==========
SHARES USED IN PER SHARE CALCULATION:
  Basic.....................................................      16,800       16,810       20,070
                                                              ==========   ==========   ==========
  Diluted...................................................      21,078       21,230       21,877
                                                              ==========   ==========   ==========
PRO FORMA DATA (UNAUDITED) (NOTES 2 AND 5):
  Income before income taxes, as reported...................                            $    2,368
  Pro forma income tax provision............................                                (2,678)
  Share in loss of affiliated company.......................                                  (100)
                                                                                        ----------
  Pro forma net loss........................................                            $     (410)
                                                                                        ==========
Pro forma net loss per share, basic and diluted.............                            $    (0.02)
                                                                                        ==========
Shares used in pro forma net loss per share, basic and
  diluted...................................................                                20,363

   The accompanying notes are an integral part of these financial statements.

                         EMBARCADERO TECHNOLOGIES, INC.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                                                                                         NOTES         RETAINED         TOTAL
                                       COMMON STOCK       ADDITIONAL     DEFERRED      RECEIVABLE      EARNINGS     STOCKHOLDERS'
                                   --------------------    PAID-IN     STOCK-BASED        FROM       (ACCUMULATED      EQUITY
                                    SHARES     AMOUNT      CAPITAL     COMPENSATION   STOCKHOLDERS     DEFICIT)       (DEFICIT)
                                   --------   ---------   ----------   ------------   ------------   ------------   -------------
BALANCE AT JANUARY 1, 1997.......   16,800    $     --     $     1       $     --         $  --        $   477         $   478

  Deferred compensation related
    to stock options granted.....       --          --          61            (61)           --             --              --
  Amortization of deferred stock-
    based compensation...........       --          --          --             34            --             --              34
  Distributions to
    stockholders.................       --          --          --             --            --           (463)           (463)
  Net income.....................       --          --          --             --            --            301             301
                                    ------    ---------    -------       --------         -----        -------         -------

BALANCE AT DECEMBER 31, 1997.....   16,800          --          62            (27)           --            315             350

  Exercise of common stock
    options......................       38          --           2             --            --             --               2
  Deferred compensation related
    to stock options granted.....       --          --         168           (168)           --             --              --
  Amortization of deferred stock-
    based compensation...........       --          --          --             99            --             --              99
  Distributions to
    stockholders.................       --          --          --             --            --         (2,695)         (2,695)
  Net income.....................       --          --          --             --            --          2,028           2,028
                                    ------    ---------    -------       --------         -----        -------         -------

BALANCE AT DECEMBER 31, 1998.....   16,838          --         232            (96)           --           (352)           (216)

  Exercise of common stock
    options......................    4,337          --         217             --          (216)            --               1
  Payment on notes receivable
    from
    stockholders for purchase of
    common stock.................       --          --          --             --           216             --             216
  Deferred compensation related
    to stock options granted.....       --          --      14,214        (14,214)           --             --              --
  Amortization of deferred stock-
    based compensation...........       --          --          --          4,261            --             --           4,261
  Distributions to
    stockholders.................       --          --          --             --            --         (5,700)         (5,700)
  Net income.....................       --          --          --             --            --          2,186           2,186
                                    ------    ---------    -------       --------         -----        -------         -------

BALANCE AT DECEMBER 31, 1999.....   21,175    $     --     $14,663       $(10,049)        $  --        $(3,866)        $   748
                                    ======    =========    =======       ========         =====        =======         =======

   The accompanying notes are an integral part of these financial statements.

                         EMBARCADERO TECHNOLOGIES, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $   301    $ 2,028    $ 2,186
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Depreciation and amortization.........................      128        178        252
      Provision for doubtful accounts.......................       50         39         50
      Amortization of deferred stock-based compensation.....       34         99      4,261
      Share in loss (profit) of affiliated company..........       --         (8)       100
      Loss on disposal of property and equipment............        4         12         14
      Changes in assets and liabilities:
        Trade accounts receivable...........................     (761)      (502)    (1,210)
        Related party accounts receivable...................       --       (176)      (520)
        Prepaid and other current assets....................     (130)      (342)       170
        Accounts payable and accrued liabilities............      133         58        506
        Deferred revenue....................................      431      1,857      1,389
        Other long-term assets..............................        2         --        (42)
                                                              -------    -------    -------
            Net cash provided by operating activities.......      192      3,243      7,156
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................     (176)      (297)      (882)
  Investment in affiliated company..........................       --         (8)        --
                                                              -------    -------    -------
            Net cash used in investing activities...........     (176)      (305)      (882)
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash overdraft............................................      232       (232)        --
  Distributions to stockholders.............................     (463)    (2,695)    (4,700)
  Proceeds from exercise of stock options...................       --          2          1
  Payments on notes receivable from stockholders............       --         --        216
                                                              -------    -------    -------
            Net cash used in financing activities...........     (231)    (2,925)    (4,483)
                                                              -------    -------    -------
Net increase (decrease) in cash and cash equivalents........     (215)        13      1,791
Cash and cash equivalents at beginning of year..............      215         --         13
                                                              -------    -------    -------
Cash and cash equivalents at end of year....................  $    --    $    13    $ 1,804
                                                              =======    =======    =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for income taxes................................  $     3    $    --    $    56
                                                              =======    =======    =======
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
  Deferred stock-based compensation.........................  $    61    $   168    $14,214
                                                              =======    =======    =======
  Notes payable (distribution) to stockholders..............  $    --    $    --    $ 1,000
                                                              =======    =======    =======
  Exercise of common stock options for notes receivable.....  $    --    $    --    $   216
                                                              =======    =======    =======

   The accompanying notes are in integral part of these financial statements.

                         EMBARCADERO TECHNOLOGIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY:

    Embarcadero Technologies, Inc. (the "Company") was incorporated in California on July 23, 1993 and reincorporated in Delaware on February 15, 2000. The Company provides software products that enable organizations to build and manage e-business applications and their underlying databases.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These estimates include levels of allowances for accounts receivable, valuation of deferred tax assets and value of the Company's capital stock. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities and notes payable to stockholders approximate fair value due to their short maturities.

    CONCENTRATION OF CREDIT RISK

    The Company maintains its cash and cash equivalents with high credit quality financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company records an allowance for doubtful accounts receivable for credit losses at the end of each period based on analysis of individual aged accounts receivable balances. As a result of this analysis, the Company believes that its allowance for doubtful accounts is adequate at December 31, 1998 and 1999.

    The activity in the allowance for the doubtful accounts may be summarized as follows (in thousdands):

                                                             1997       1998       1999
                                                           --------   --------   --------
Allowance balance at January 1...........................    $35        $ 84       $114
Amounts charged to expense...............................     50          39         50
Amounts written off......................................     (1)         (9)       (11)
                                                             ---        ----       ----
Allowance balance at December 31.........................    $84        $114       $153
                                                             ===        ====       ====

    There was no single customer that accounted for more than 10% of the total revenues in all periods presented.

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Leasehold improvements are amortized on a straight line basis over the lesser of their estimated useful life or the lease term. Gains and losses from the disposal of property and equipment are taken into income in the year of disposition. Repairs and maintenance costs are expensed as incurred.

    IMPAIRMENT OF LONG-LIVED ASSETS

    The Company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows applicable to such assets.

    REVENUE RECOGNITION

    Total revenues consist of revenues earned under software license agreements and maintenance agreements. The Company adopted the provisions of Statement of Position 97-2, or SOP 97-2, effective January 1, 1998. SOP 97-2 supersedes Statement of Position 91-1, "Software Revenue Recognition" and delineates the accounting for software product and maintenance revenues. Under SOP 97-2, revenues from software license agreements are recognized upon shipment, provided that a signed contract exists, the fee is fixed and determinable and collection of the resulting receivable is probable.

    Revenues from software licenses sold through distributors are recognized under the same SOP 97-2 criteria because distributors only purchase products to fulfill specific customer orders and do not hold any inventory of the Company's products.

    For contracts with multiple obligations (e.g., deliverable and undeliverable products and maintenance), revenues are allocated to each component of the contract based on objective evidence of its fair value, which is specific to the Company. The Company recognizes revenues allocated when the criteria for product revenue set forth above are met. The Company recognizes revenues from maintenance fees, including amounts allocated from product revenues for ongoing customer support and product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable.

    Prior to the adoption of SOP 97-2, effective January 1, 1998, the Company recognized revenues from the sale of products upon shipment if remaining obligations were insignificant and collection of the resulting accounts receivable was probable. Provisions for the estimated obligations were accrued upon shipment. Revenues from software maintenance contracts, including amounts unbundled from product sales, were deferred and recognized ratably over the period of the contract.

    COST OF REVENUES

    Cost of license revenues includes costs associated with the delivery of software products and royalties for third party embedded software. Cost of maintenance revenues include salaries and related expenses for the service organization.

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    STOCK-BASED COMPENSATION

    Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for employee stock options under Accounting Principles Board Opinion ("APB") No. 25 and follows the disclosure-only provisions of SFAS 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the Company's shares and the exercise price of options to purchase that stock.

    CAPITALIZED SOFTWARE DEVELOPMENT COSTS

    Software development costs are included in research and development and are expensed as incurred. Under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" some software development costs are capitalized after technological feasibility is established. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between technological feasibility, which generally has been defined as the establishment of a working model, typically occurs when the beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

    COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted the provisions of SFAS
No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company did not have any significant components that are required to be reported in comprehensive income other than its net income.

    INCOME TAXES

    The Company elected to be taxed under the S corporation provisions of the Internal Revenue Code. Historically, the stockholders of the Company were allocated their pro rata share of the Company's income in their individual returns. Due to its S corporation status, the Company was only subject to California corporate state income taxes. In February 2000, the Company converted from an S corporation to a C corporation, effective as of January 1, 2000, accordingly, the Company will now be subject to regular federal and state income taxes.

    PRO FORMA BALANCE SHEET INFORMATION (UNAUDITED)

    The pro forma balance sheet gives effect to the termination of the Company's S corporation tax status as if such termination had occured on December 31, 1999.

    Upon termination of its S corporation status, the Company was required to recognize deferred income taxes for cumulative temporary differences between income for financial and tax reporting purposes. Had the Company been a C corporation at December 31, 1999, the cumulative deferred

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) income tax liability, net, calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," would have approximated $274,000 (see also Note
5).

    Upon termination of S corporation status, the accumulated deficit is required to be reclassified to additional paid in capital; the pro forma balance sheet reflects such reclassification.

    HISTORICAL NET INCOME PER SHARE

    The Company computes historical net income per share in accordance with SFAS No. 128, Earnings per Share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including stock options in the weighted average number of common shares outstanding for a period, if dilutive.

    A reconciliation of the numerator and denominator used in the calculation of historical basic and diluted net income per share follows (in thousands, except per share data):

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Historical net income per share, basic and diluted:
    Numerator for net income, basic and diluted.............  $   301    $ 2,028    $ 2,186
                                                              -------    -------    -------
    Denominator for basic earnings per share:
        Weighted average vested common shares outstanding...   16,800     16,810     20,070
                                                              -------    -------    -------
    Net income per share basic..............................  $  0.02    $  0.12    $  0.11
                                                              =======    =======    =======
    Denominator for diluted earnings per share:
        Weighted average vested common shares outstanding...   16,800     16,810     20,070
        Effect of dilutive securities-
            Common stock options............................    4,278      4,420      1,302
                                                              -------    -------    -------
        Weighted average common and common equivalent
          shares............................................   21,078     21,230     21,877
                                                              -------    -------    -------
    Net income per share diluted............................  $  0.01    $  0.10    $  0.10
                                                              =======    =======    =======
    Anti dilutive securities not included in net income per
    share calculation-common stock options..................       --         --        109
                                                              =======    =======    =======

    PRO FORMA NET LOSS AND NET LOSS PER SHARE (UNAUDITED)

    The pro forma net loss gives effect to the tax provision that would have been required by the termination of the Company's S corporation tax status had such termination occurred on January 1, 1999.

    The Company computes pro forma net income per share in accordance with SFAS No. 128, Earnings Per Share, as if the Company had converted from an S corporation to a C corporation in 1999. In accordance with SEC administrative policies, the weighted average number of common shares outstanding used in the pro forma per share calculation also includes the number of common shares

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) which, based on the initial public offering estimated price, are equivalent to the excess of 1999 distributions to stockholders over 1999 net income.

    RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities and will be adopted in the year 2001. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company does not expect the adoption of this standard to have a material impact on its results of operations, financial positions or cash flows.

    In December 1998, the Accounting Standards Executive Committee issued Statement of Position 98-9, modification of SOP 97-2, "Software Revenue Recognition with Respect to Certain Transactions." SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. The Company does not expect the adoption of this standard to have a material impact on its results of operations, financial position or cash flows.

NOTE 3--BALANCE SHEET ACCOUNTS (IN THOUSANDS):

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
PROPERTY AND EQUIPMENT, NET:
  Computer equipment and software...........................   $ 582      $ 976
  Furniture and fixtures....................................      35        205
  Leasehold improvements....................................       7        159
                                                               -----      -----
                                                                 624      1,340
  Less: Accumulated depreciation and amortization...........    (282)      (382)
                                                               -----      -----
                                                               $ 342      $ 958
                                                               =====      =====
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:
  Payroll and related expenses..............................   $  51      $ 305
  Sales tax payable.........................................      36        132
  Accrued state income tax..................................      45         82
  Other.....................................................      84        287
                                                               -----      -----
                                                               $ 216      $ 806
                                                               =====      =====

NOTE 4--RELATED PARTY TRANSACTIONS

    In September 1998 the Company invested $8,000 in a foreign entity, Embarcadero Europe Limited ("EEL"), resulting in an approximate 44% ownership interest in EEL. The investment is accounted for under the equity method. The Company has options to acquire the remaining 56% ownership interest in EEL. At December 31, 1999, if the Company exercised its options, the cost would be approximately $3 million. The holders of the remaining ownership interest in EEL have options to sell their interests to the Company. At December 31, 1999, if the holders exercised their options, the cost to the Company

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 4--RELATED PARTY TRANSACTIONS (CONTINUED) would be approximately $1.5 million. The options expire in October 2001. In 1998 and 1999, the Company had software product and maintenance revenue from EEL totaling $18,000 and $1,870,000 and reimbursed EEL for marketing and administrative expenses of $156,000 and $714,000.

    The Company leases office space controlled by an individual who became a stockholder and employee of the Company in 1999. Total payments for rent were $51,000 during the year ended December 31, 1999.

NOTE 5--PRO FORMA INCOME TAXES (UNAUDITED)

    The pro forma provision for income taxes consists of the following (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
CURRENT:
  U.S. federal..............................................     $2,123
  State and local...........................................        560
                                                                 ------
    Total current income taxes..............................      2,683
                                                                 ------
DEFERRED:
  U.S. federal..............................................        (37)
  Other.....................................................         32
                                                                 ------
    Total deferred income taxes.............................         (5)
                                                                 ------
Net income taxes............................................     $2,678
                                                                 ======

    The reconciliation between the effective pro forma income tax rate and the U.S. federal statutory rate is as follows (in thousands):

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              -------------
U.S. federal taxes at statutory rate........................     $  900
Permanent difference--non-deductible expenses...............      1,384
State taxes, net of federal tax benefit.....................        394
                                                                 ------
  Pro forma tax provision...................................     $2,678
                                                                 ======

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 5--PRO FORMA INCOME TAXES (UNAUDITED) (CONTINUED)
    Pro forma deferred tax assets and liabilities consist of the following (in thousands):

                                                                    AS OF
                                                              DECEMBER 31, 1999
                                                              -----------------
DEFERRED TAX ASSETS:
  Accruals and allowances...................................        $ 244
                                                                    -----
    Total deferred tax assets...............................          244
                                                                    -----
DEFERRED TAX LIABILITIES:
  Depreciation..............................................        $ (45)
  Cash to accrual basis.....................................         (473)
                                                                    -----
    Total deferred tax liabilities..........................         (518)
                                                                    -----
Net deferred tax liability..................................        $(274)
                                                                    =====

NOTE 6--COMMITMENTS

    ROYALTY OBLIGATIONS

    In December 1998, the Company entered into an agreement to license and integrate certain third party software into the Company's products, under which the Company is obligated to pay royalties on proceeds from sales of such products. The initial term of the agreement is two years. The agreement is automatically extended for additional one-year terms thereafter, unless either party gives at least two months' advance notice of termination. In 1999, the Company paid royalty fees of $101,000 under this agreement.

    REIMBURSEMENT OF EXPENSES

    In connection with the Company's investment in EEL (see Note 4), the Company was obligated to reimburse EEL for marketing and distribution expenses of $43,000 a month. Effective September 1999, the Company agreed to amend the agreement to reimburse expenses at the higher of a rate of 25% of EEL's gross revenues or a monthly amount of $43,000.

    LEASES

    The Company leases office space and equipment under noncancelable operating leases with various expiration dates through 2004. Rent expense for the year ended December 31, 1997, 1998 and 1999 was $86,000, $118,000 and $308,000. The
terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 6--COMMITMENTS (CONTINUED)

    Future minimum lease payments under noncancelable operating leases, including lease commitments entered into subsequent to December 31, 1999 are as follows (in thousands):

YEAR ENDED                                                    OPERATING
DECEMBER 31,                                                   LEASES
------------                                                  ---------
2000........................................................   $  621
2001........................................................      618
2002........................................................      613
2003........................................................      469
2004........................................................      170
                                                               ------
    Total minimum lease payments............................   $2,491
                                                               ======

NOTE 7--STOCK OPTION PLANS

    In November 1993, the Company adopted the 1993 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. At December 31, 1999, the Company had reserved 12,000,000 shares of Common Stock for issuance under the Plan. In February 2000, the Company amended and restated the Plan to reserve 11,300,000 shares of Common Stock for issuance.

    Options under the Plan may be granted for periods of up to ten years and at prices no less than 100% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that the exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. Options are exercisable at such times and under such conditions as determined by the Board of Directors.

    Activity under the Plan is set forth as follows:

                                                                  NUMBER      WEIGHTED
                                                     NUMBER     OF OPTIONS    AVERAGE
                                                   OF SHARES    ISSUED AND    EXERCISE   AGGREGATE
                                                   AVAILABLE    OUTSTANDING    PRICE       PRICE
                                                   ----------   -----------   --------   ----------
Balances, January 1, 1997........................   7,500,000    4,500,000     $0.05     $  225,000
Options granted..................................     (84,400)      84,400      0.05          4,220
Options cancelled................................      40,000      (40,000)     0.05         (2,000)
                                                   ----------   ----------               ----------
Balances, December 31, 1997......................   7,455,600    4,544,400      0.05        227,220
Options granted..................................    (176,600)     176,600      0.05          8,830
Options exercised................................          --      (38,344)     0.05         (1,917)
Options cancelled................................      96,056      (96,056)     0.05         (4,803)
                                                   ----------   ----------               ----------
Balances, December 31, 1998......................   7,375,056    4,586,600      0.05        229,330
Options granted..................................  (2,599,400)   2,599,400      0.85      2,209,490
Options exercised................................          --   (4,337,220)     0.05       (216,861)
Options cancelled................................     169,980     (169,980)     0.23        (39,095)
                                                   ----------   ----------               ----------
Balances, December 31, 1999......................   4,945,636    2,678,800      0.81     $2,182,864
                                                   ==========   ==========               ==========

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 7--STOCK OPTION PLANS (CONTINUED)
    For financial reporting purposes, the Company has determined that the estimated value of common stock determined in anticipation of the Company's initial public offering (see Note 10) was in excess of the exercise price, which was deemed to be the fair market value as of the dates of grant. In connection with the grants of such options, the Company recognized deferred compensation of approximately $61,000 in 1997, $168,000 in 1998 and $14,214,000 in 1999.
Deferred stock-based compensation will be amortized over the vesting periods utilizing the multiple option method; approximately $34,000 was expensed in the year ended December 31, 1997, $99,000 in 1998 and $4,261,000 in 1999. Future
amortization based on options granted through December 31, 1999 is expected to be $5,830,000, $2,762,000, $1,202,000 and $255,000 in the years 2000, 2001, 2002 and 2003, respectively.

                          OPTIONS OUTSTANDING AT DECEMBER 31, 1999     OPTIONS EXERCISABLE AT
                         -------------------------------------------      DECEMBER 31, 1999
                                           WEIGHTED                    -----------------------
                                            AVERAGE        WEIGHTED                  WEIGHTED
                                           REMAINING        AVERAGE                   AVERAGE
                           NUMBER         CONTRACTUAL      EXERCISE      NUMBER      EXERCISE
RANGE OF EXERCISE PRICE  OUTSTANDING         LIFE            PRICE     OUTSTANDING     PRICE
-----------------------  -----------      -----------      ---------   -----------   ---------
$0.05..................     344,400          8.04            $0.05        328,190      $0.05
 0.25..................   1,774,400          9.52             0.25        800,904       0.25
 0.50..................     120,000          9.82             0.50         69,278       0.50
 2.50-5.00.............     440,000          9.80             3.75         22,308       3.75
                          ---------          ----            -----      ---------      -----
                          2,678,800          9.39             0.81      1,220,680       0.27
                          =========                                     =========

    FAIR VALUE DISCLOSURES

    The Company has adopted the disclosure-only provisions of Statement of Financing Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for the awards under a method prescribed by SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1997       1998       1999
                                                       --------   --------   --------
Net income:
  As reported........................................   $ 301      $2,028     $2,186
  Pro forma..........................................     300       2,027      2,088
Basic net income per share:
  As reported........................................    0.02        0.12       0.11
  Pro forma..........................................    0.02        0.12       0.10
Diluted net income per share:
  As reported........................................    0.01        0.10       0.10
  Pro forma..........................................    0.01        0.10       0.10

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 7--STOCK OPTION PLANS (CONTINUED)
    The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                   -------------------------------
                                                     1997       1998       1999
                                                   --------   --------   ---------
Risk-free interest rate..........................   6.13%      5.42%       5.00%
Expected life....................................  3 years    3 years    3.5 years
Expected dividends...............................  $    --    $    --    $      --

    The weighted average per share fair value of common stock options granted during 1997, 1998 and 1999 was $0.94, $1.85 and $6.75.

NOTE 8--EMPLOYEE BENEFIT PLANS

    The Company sponsors a 401(k) defined contribution plan covering all employees. Under the plan, employees are permitted to contribute a portion of gross compensation not to exceed standard limitations provided by the Internal Revenue Service. The Company has not made any contributions under this plan since inception.

NOTE 9--SEGMENT REPORTING

    The Company operates in one industry segment. The Company's geographic sales data based on customer destination is defined by region: North America, United Kingdom (U.K.) and Other. Sales in the U.K. are transacted by the Company's affiliated distributor, Embarcadero Europe Ltd. The affiliated distributor as well as other distributors handle regions outside the U.K. and North America.

    Revenue by geographic region was as follows:

                                                                          YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------
                                                                     1997           1998           1999
                                                                   --------       --------       --------
North America...............................................        $4,330         $8,895        $16,800

U.K.........................................................           160            160          1,975

Other.......................................................            96             64             77
                                                                    ------         ------        -------

                                                                    $4,586         $9,119        $18,852
                                                                    ======         ======        =======

NOTE 10--SUBSEQUENT EVENTS

    INITIAL PUBLIC OFFERING

    In January 2000, the Company's Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for the purpose of an initial public offering of the Company's common stock.

                         EMBARCADERO TECHNOLOGIES, INC.

NOTE 10--SUBSEQUENT EVENTS (CONTINUED)
    REINCORPORATION

    In February 2000, the Company reincorporated in Delaware. At the time of its reincorporation, the Company increased the number of its authorized common stock to 60,000,000 shares, authorized 5,000,000 shares of preferred stock and effected a two-for-one stock split of its outstanding common stock. All share and per share information included in these financial statements have been retroactively adjusted to reflect the stock split.

    NONEMPLOYEE DIRECTORS STOCK OPTION PLAN

    In February 2000, the Company's Board of Directors and stockholders adopted the 2000 Nonemployee Directors Stock Option Plan under which nonemployee directors will automatically be granted options to purchase shares of common stock on their election and on each annual stockholders' meeting, beginning with the annual stockholders meeting in 2001.

    A total of 200,000 shares of common stock have been authorized for issuance under the 2000 Nonemployee Directors Stock Option Plan.

    1993 STOCK OPTION PLAN

    In February 2000, the Company's Board of Directors and stockholders approved the amendment and restatement of the 1993 Stock Option Plan. A total of 11,300,000 shares of common stock have been authorized for issuance under the 1993 Stock Option Plan as amended.

    SERIES A CONVERTIBLE PREFERRED STOCK

    In February 2000, the Company sold 253,893 shares of Series A convertible preferred stock for proceeds of approximately $1,828,030. The holders of Series A convertible preferred stock have certain rights and preferences including voting rights, dividends, liquidation and conversion. Shares of Series A convertible preferred stock automatically convert into common shares upon the closing of the initial public offering of the Company's common stock. The conversion ratio of the series A convertible preferred stock as of February 15, 2000 is 1:1. The Company will incur a non-cash charge (beneficial conversion feature) against earnings attributable to common stockholders of approximately $1.2 million in the quarter ending March 31, 2000.


                              [Inside Back Cover Graphics]

Header:       Embarcadero Technologies Logo--do more now--Database
              Design--Database Development--Database Administration.

Description:  Graphical illustration representing the three phases of the database lifecycle, intended to show the capability of our products to manage databases from the design phase through the development phase and the administration phase.

---------------------------------------------------------
---------------------------------------------------------

           , 2000

                                     [LOGO]

                        4,000,000 SHARES OF COMMON STOCK

                             ----------------------

                              P R O S P E C T U S

                             ----------------------

                          DONALDSON, LUFKIN & JENRETTE

                           U.S. BANCORP PIPER JAFFRAY

                                 WIT SOUNDVIEW

                                 DLJDIRECT INC.

---------------------------------------------------------

We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of Embarcadero have not changed since the date hereof.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Until           , 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these shares of common stock may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses to be paid by Embarcadero, other than the underwriting discounts and commissions payable by Embarcadero in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                              AMOUNT TO BE PAID
                                                              -----------------
Registration fee............................................     $   15,180
NASD filing fee.............................................          6,250
Nasdaq National Market......................................         95,000
Blue sky qualification fees and expenses....................          5,000
Printing and engraving expenses.............................        200,000
Legal fees and expenses.....................................        300,000
Accounting fees and expenses................................        350,000
Director and officer liability insurance....................        250,000
Transfer agent and registrar fees...........................         25,000
Miscellaneous expenses......................................         73,570
Total.......................................................     $1,320,000
                                                                 ==========

ITEM 14  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors, officers, and that we may indemnify our employees and agents, to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we intend to enter into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in our Certificate of Incorporation and Bylaws and the indemnification agreement to be entered into between us and our directors and officers may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as
Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the Company and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15  RECENT SALES OF UNREGISTERED SECURITIES.

    In the past three years we have sold and issued the following securities:

    1. In February 2000, we issued 253,893 shares of Series A preferred stock to a total of nine investors for an aggregate purchase price of $1,828,030. The issuance of these securities was exempt from registration under the Securities Act pursuant to Rule 506 under Regulation D. Based on representations made to us by the investors, the investors were all accredited investors within the meaning of Rule 501 of Regulation D under the Securities Act and were able to bear the financial risk of their investment. The investors represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities. We did not make any offer to sell the securities by means of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D of the Securities Act.

    2. During the past three years, we have issued an aggregate of 4,488,900 options to purchase shares of common stock to our employees and directors and 4,466,596 shares of common stock have been issued pursuant to the exercise of options. The sales of the above securities were deemed to be exempt from registration pursuant to either Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with us, to information about us.

ITEM 16  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (A) EXHIBITS

    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------   ------------------------------------------------------------
      1.1     Form of Underwriting Agreement+

      3.1 Amended and Restated Certificate of Incorporation, as currently in effect+

      3.2 Form of Amended and Restated Certificate of Incorporation, to be effective upon closing+

      3.3     Bylaws, as currently in effect+

      3.4 Form of Amended and Restated Bylaws, to be effective upon closing+

      4.1     Specimen Common Stock Certificate+

      5.1     Opinion of Heller Ehrman White & McAuliffe LLP+

     10.1     Amended and Restated 1993 Stock Option Plan+

     10.2     2000 Nonemployee Directors Stock Option Plan+

     10.3     Form of Indemnification Agreement+

     10.4     Office Lease between Metropolitan Life Insurance Company and
                Embarcadero Technologies, Inc. dated April 23, 1999, as amended+

     10.5     Lease Agreement between NewCon Software, Inc. and
                Embarcadero Technologies, Inc., dated as of August 1,
                1999+

     10.6     Lease between Wallace J. Getz and Embarcadero Technologies,
                Inc., dated as of December 6, 1999+

     10.7     Employment Offer Letter to Ellen Taylor dated September 23,
                1999+

     10.8     Employment Offer Letter to Raj P. Sabhlok dated January 24,
                2000+

     10.9     Employment Offer Letter to Walter F. Scott III dated
                December 31, 1999+

     10.10    Separation Agreement and General Release with Stuart
                Browning dated February 1, 2000+

     10.11    Series A Preferred Stock Purchase Agreement dated
                February 17, 2000+

     10.12    Bank Loan Agreement between Embarcadero Technologies, Inc.
                and Union Bank of California, dated as of March 27, 2000+

     16.1     Letter re: change in certifying accountant+

    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------   ------------------------------------------------------------
     23.1     Consent of PricewaterhouseCoopers LLP, independent auditors

     23.2     Consent of Heller Ehrman White & McAuliffe LLP (included in
                Exhibit 5.1)+

     24.1     Power of Attorney+

     27.1     Financial Data Schedule+

------------------------

+   Previously filed

    (B) FINANCIAL STATEMENT SCHEDULE.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17  UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the 19th day of April, 2000.


                                                       EMBARCADERO TECHNOLOGIES, INC.

                                                       By:             /s/ ELLEN W. TAYLOR
                                                            -----------------------------------------
                                                                         Ellen W. Taylor
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                  SIGNATURE                                  TITLE                        DATE
                  ---------                                  -----                        ----
             /s/ ELLEN W. TAYLOR               President and Chief Executive
    ------------------------------------         Officer (Principal Executive        April 19, 2000
               Ellen W. Taylor                   Officer)

             /s/ RAJ P. SABHLOK
    ------------------------------------       Senior Vice President and Chief       April 19, 2000
               Raj P. Sabhlok                    Financial Officer

              STEPHEN R. WONG*
    ------------------------------------       Chairman of the Board                 April 19, 2000
               Stephen R. Wong

             FRANK J. POLESTRA*
    ------------------------------------       Director                              April 19, 2000
              Frank J. Polestra

               DENNIS J. WONG*
    ------------------------------------       Director                              April 19, 2000
               Dennis J. Wong

             MICHAEL J. ROBERTS*
    ------------------------------------       Director                              April 19, 2000
             Michael J. Roberts

             /s/ ELLEN W. TAYLOR
    ------------------------------------                                             April 19, 2000
               Ellen W. Taylor

             *(Attorney in Fact)

                                 EXHIBIT INDEX

    EXHIBIT
    NUMBER                      DESCRIPTION OF DOCUMENT
    -------   ------------------------------------------------------------
      1.1     Form of Underwriting Agreement+

      3.1 Amended and Restated Certificate of Incorporation, as currently in effect+

      3.2 Form of Amended and Restated Certificate of Incorporation, to be effective upon closing+

      3.3     Bylaws, as currently in effect+

      3.4 Form of Amended and Restated Bylaws, to be effective upon closing+

      4.1     Specimen Common Stock Certificate+

      5.1     Opinion of Heller Ehrman White & McAuliffe LLP+

     10.1     Amended and Restated 1993 Stock Option Plan+

     10.2     2000 Nonemployee Directors Stock Option Plan+

     10.3     Form of Indemnification Agreement+

     10.4     Office Lease between Metropolitan Life Insurance Company and
                Embarcadero Technologies, Inc. dated April 23, 1999, as amended+

     10.5     Lease Agreement between NewCon Software, Inc. and
                Embarcadero Technologies, Inc., dated as of August 1,
                1999+

     10.6     Lease between Wallace J. Getz and Embarcadero Technologies,
                Inc., dated as of December 6, 1999+

     10.7     Employment Offer Letter to Ellen Taylor dated September 23,
                1999+

     10.8     Employment Offer Letter to Raj P. Sabhlok dated January 24,
                2000+

     10.9     Employment Offer Letter to Walter F. Scott III dated
                December 31, 1999+

     10.10    Separation Agreement and General Release with Stuart
                Browning dated February 1, 2000+

     10.11    Series A Preferred Stock Purchase Agreement dated
                February 17, 2000+

     10.12    Bank Loan Agreement between Embarcadero Technologies, Inc.
                and Union Bank of California, dated as of March 27, 2000+

     16.1     Letter re: change in certifying accountant+

     23.1     Consent of PricewaterhouseCoopers LLP, independent auditors

     23.2     Consent of Heller Ehrman White & McAuliffe LLP (included in
                Exhibit 5.1)+

     24.1     Power of Attorney+

     27.1     Financial Data Schedule+

------------------------

+   Previously filed